FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 20, 2003

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X (for past years)	Form 40-F X (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________

Annual Report 2002
Letter to Shareholders
2002 TIMELINE
Theratope® Vaccine
BLP25 Liposomal Vaccine
Biomira’s Collaboration with Merck KGaA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Corporate Information
Notice of Annual General Meeting of Shareholders And Proxy Circular
PROXY CIRCULAR
Solicitation of Proxies
Appointment and Revocation of Proxies
Voting of Proxies
Voting of Common Shares – Advice to Non-Registered Holders of Securities
Voting Shares and Principal Holders Thereof
ELECTION OF DIRECTORS
EXECUTIVE COMPENSATION AND RELATED MATTERS
Composition of the Executive Compensation Committee
Report of the Executive Compensation Committee
Objectives
Executive Compensation Program
PERFORMANCE GRAPH
Directors’ Remuneration from the Corporation for the Year Ended December 31, 2002
Executive Officers’ Remuneration from the Corporation and Subsidiaries for the Year Ended December 31, 2002
Summary Compensation Table
Summary of Share Option Plan
Summary of Executive Severance Agreements
Share Option Grants During 2002
Share Options
AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES
Interests of Directors and Senior Officers in Matters to be Acted Upon
APPOINTMENT OF AUDITORS
DIRECTORS’ AND OFFICERS’ INSURANCE
CORPORATE GOVERNANCE PRACTICES
AVAILABILITY OF DOCUMENTS
GENERAL
DIRECTORS’ APPROVAL
BIOMIRA INC. 2011 – 94 Street Edmonton, Alberta T6N 1H1 PROXY
SIGNATURES
Exhibit Index
Certification of the CEO
Certification of the CFO

BIOMIRA

Annual Report 2002

Letter to Shareholders	5-6
2002 Timeline	7
Theratope® Vaccine	8
BLP25 Liposonal Vaccine	9
Biomira’s Collaboration with Merck KGaA	10
Management’s Discussion and Analysis	11-17
Auditors’ Report	18
Consolidated Balance Sheets	19
Consolidated Statements of Operations	20
Consolidated Statements of Deficit	20
Consolidated Statements of Cash Flow	21
Notes to the Consolidated Financial Statements	22-38
Corporate Information	39

Biomira will build a profitable company
based on the discovery, development and
distribution of vaccines and complementary
immunotherapeutic products
for the treatment of cancer.

Dear Shareholders:

I am pleased to announce the progress Biomira made in 2002. We moved ever further in the development of Theratope® vaccine for the treatment of metastatic breast cancer patients. We completed an interim analysis of data from the vaccine’s Phase III trial. We also initiated a second Phase II trial in women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The study’s primary objective is to determine the response of the immune system in these metastatic breast cancer patients. Additional endpoints are the safety and tolerability of this combination of treatment. Further, we completed enrolment of 20 patients in a pilot study of Theratope in patients with colorectal cancer.

Our Phase IIb study of BLP25 Liposomal vaccine in patients with non-small cell lung cancer completed enrolment of a total of 171 patients in Canada and the United Kingdom. We also completed enrolment of a pilot study involving 16 patients with prostate cancer at the Cross Cancer Institute in Edmonton, Alberta.

Our strong collaboration with Merck KGaA of Darmstadt, Germany is continuing and we are moving forward with a shared vision for our two lead product candidates.

Financially, we took measures in 2002 to ensure that we were moving toward having two years’ cash by the first quarter of 2003. We undertook a cost-reduction program that we feel sets the groundwork for sustainability in the near term. We also put in place a shelf-registration for U.S. $150 million, which will allow us to capitalize on opportunities as they arise.

Theratope – Moving Forward in 2002

In September of 2002, Biomira conducted an interim analysis of data from its Phase III Theratope trial, treating women with metastatic breast cancer. This was the only formal analysis for time to disease progression and the first analysis for survival.

Why did we do an interim analysis? An interim analysis is normally performed to see if there is a much greater benefit than expected, thus allowing an earlier opportunity to provide the product to patients. Therefore, without compromising too much of the significance level (p-value) required for the final analysis, the Company set a very high statistical hurdle to see if there was such an opportunity. While that turned out not to be the case, the interim analysis was still of benefit. Firstly, the Data Safety Monitoring Board (DSMB) recommended that this trial continue to its final analysis. Also, they stated that they had no safety concerns regarding the present programs or in our initiating new trials under the current clinical development plan.

Secondly, another important benefit of this fifth DSMB review was timely data collection. Upon reaching the required number of survival events, expected in mid-2003, we will be able to assimilate the data much more quickly as much of it has already been provided for these previous reviews. Although blinded to the Companies, these data have been collected for the final review. Subsequent analysis by statisticians and oncologists will be expedited, since multiple reviews have resulted in an optimal data format. That being said, it will still be a lengthy process in preparing the detailed submission for the appropriate regulatory authorities. Theratope will be first in class and we will want to ensure we have all of the appropriate and extensive documentation in place to proceed with a potentially successful regulatory filing.

Biomira also commenced a Phase II trial of Theratope in women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The trial is expected to complete enrolment of 95 women in the United States in 2003. Biomira also commenced a Phase II pilot study in patients with metastatic colorectal cancer treated with Theratope in combination with first line chemotherapy. Enrolment was completed in this trial in October of 2002.

Clinical Advances for BLP25 Liposomal Vaccine

Considerable advancements for BLP25 were achieved in 2002. The Phase IIb study being conducted in the United Kingdom and Canada enrolled 171 patients, completing enrolment in November 2002. Two DSMB reviews of 50 and 100 patients were conducted in 2002, with no serious safety concerns reported for the patients. Biomira also completed enrolment for testing BLP25 in the treatment of 16 men with recurrent prostate cancer and rising PSA levels.

Company Maximizes Resource Allocation Through Cost Reduction Program

The year 2002 was not a stellar year for the biotech sector generally, and certainly not for Biomira’s share price. Although we had hoped that the share price would improve in anticipation of the final analysis expected in mid-2003, there has been no permanent or significant improvement, which suggests that investors are waiting to learn the results of that analysis. Looking at our balance sheet you may ask why a cost reduction program was necessary. It was the Board’s and Management’s belief that we not only have to have the funds available to get to the final analysis of Theratope, but the funds to participate as an equal partner with Merck KGaA as we move beyond the final analysis towards potential regulatory approvals and pre-marketing activities.

The cost reduction program focused on scaling back our earlier stage research programs in favour of advancing both Theratope and BLP25.

The Road Forward

The road we have all travelled with Theratope has been a long and arduous one. We have worked hard to get it to this point and 2003 will see us reaching a major milestone on this journey – the final analysis. We are hopeful the road from there will lead to a treatment for women with metastatic breast cancer and open the possibilities for further opportunities involving our immunotherapeutic vaccines. Obviously, moving to this point could not have been possible without the hundreds of women who have volunteered to be a part of our clinical trials. No matter the outcome, they have made a difference in furthering the science into this dreadful disease. It is our hope that we can impact the lives of mothers, sisters, daughters and all family members touched by this disease.

A major emphasis following final analysis will be the timing of moving this product candidate to market assuming we are successful. This will depend upon the results – is there a clear indication of clinical benefit, or were the final results strong but not at the statistically significant level we had hoped? We would also have to consider benefits to subsets of the population if that’s where the power of the data seemed to indicate the greatest benefit. All of these questions are important ones and something we will discover at the time of the final analysis.

If successful, we will also have to consider options on how to proceed with a regulatory filing. We will need to consider filings that can be done simultaneously in several jurisdictions or how we might approach sequential filings for regulatory approval. Obviously, the U.S. market is an important one and a regulatory approval by the Food and Drug Administration will be paramount in our plans. The Food and Drug Administration has granted fast track status for Theratope. Our partner, Merck KGaA has a wealth of experience in Europe and will be leading our plans for a filing in Europe. Canada is also an important market and could be an important entrée into other countries around the world with regard to regulatory approval. All of these approaches will be considered as we decide how best to approach the regulatory filing process.

It will also be important to continue to work with thought leaders in oncology to ensure there is a strong understanding of Theratope, should we be successful in moving the product towards market launch.

2003 will also be a year when we expect to deliver on the data for four separate trials. Besides the Theratope Phase III trial, we should have the results from the Phase IIb lung cancer study using BLP25 in the third quarter of 2003. We also anticipate announcing the results from two pilot studies; the Phase II Theratope colorectal study and the Phase II BLP25 study in prostate cancer.

We thank our shareholders, stakeholders and our employees, past and present, for taking this journey with us. We look forward to where the path leads tomorrow.

Very sincerely,

Alex McPherson, MD, PhD
President and Chief Executive Officer

2002 TIMELINE

January	A Data Safety Monitoring Board (DSMB) reviews the safety data of the first 50 patients in the BLP25 Liposomal vaccine Phase IIb study in metastatic lung cancer. The recommendation was that the study should continue as planned.

February	Biomira initiates a Phase II pilot study of Theratope® vaccine for metastatic colorectal cancer. The study was designed to evaluate safety and the ability to induce an immune response in these patients when given in combination with first line chemotherapy. Although not formally designed to study efficacy, efficacy endpoints such as survival and time to progression will be reviewed.

Biomira presents at the Biotechnology Industry Organization fourth annual CEO & Investor Conference in New York.

March	Nancy J. Wysenski joins Biomira’s Board of Directors. Ms. Wysenski is the President of EMD Pharmaceuticals, Inc. of Durham, N.C. EMD is the U.S. wholly-owned affiliate of Merck KGaA of Darmstadt, Germany.

April	Guy Ely, MD joins Biomira as the Vice President of Clinical and Regulatory Affairs.

Biomira presents highlights of the Company’s product and corporate advancements at the 18th Future Leaders in the Biotech Industry Conference in New York.

May	Biomira announces clearance for a U.S. $150 million shelf registration. The shelf prospectus will be effective for approximately 25 months.

June	Biomira presents at the Therapeutic Vaccine European Congress 2002 in London, England. The focus of the conference was therapeutic vaccines and market potential.

July	A DSMB reviews the safety data of the first 100 patients in the BLP25 Phase IIb study in metastatic lung cancer. The recommendation was that the study should continue as planned.

September	Biomira and Merck KGaA conduct the interim analysis of the Phase III Theratope trial in 1,030 women with metastatic breast cancer. The DSMB stated that they had “no safety concerns at all and recommended that the trial continue to the final analysis.” They also stated that they had “no safety concerns with continuing the present programs or initiating new trials under the current development plan.”

Biomira and Merck KGaA enrol the first patient in a Phase II trial of Theratope in women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The study’s primary objective is to determine the response of the immune system in these metastatic breast cancer patients. Although not formally designed to evaluate efficacy, efficacy endpoints such as survival and time to progression will be reviewed.

October	Biomira completes the enrolment of 20 patients in the Phase II Pilot Study of Theratope for patients with metastatic colorectal cancer. Data from this trial is expected to be analyzed and available in mid-2003.

Biomira completes the enrolment of 16 patients in the Phase II Pilot Study of BLP25 for patients who have recurrent disease following radical prostatectomy for prostate cancer.

Biomira initiates a cost-reduction program focused primarily on curtailing earlier research programs in favour of continuing development of its two lead product candidates, Theratope and BLP25. The plan includes a 30 per cent reduction in staff and also curtailment of expenditures in 2003 and 2004.

November	Biomira completes enrolment of the Phase IIb clinical trial with BLP25, treating patients with metastatic lung cancer. At the time of final enrolment, a total of 171 patients were enrolled in Canada and the United Kingdom.

OUR PRODUCTS

Theratope® Vaccine

One of the major focuses of Biomira’s Theratope® vaccine has been to develop a synergistic approach to treating breast cancer patients. Breast cancer is the most common major cancer among women. It is the second leading cause of cancer death in U.S. women, after lung cancer, according to the American Cancer Society.

Approximately 211,300 women in the United States will be found to have invasive breast cancer in 2003, so worldwide these numbers are staggering. In 2003, approximately 39,800 women, in the U.S. alone, will die from this disease.

Although earlier detection and improved treatment have aided in the decline of breast cancer deaths, there is still much to be done. Surgery, radiation therapy and improved chemotherapies are helping. Biomira believes immunotherapy has a place in that treatment regime and product candidates such as Theratope might work best in a synergistic approach where tumour burden is lowered and cancer vaccines are given an opportunity to prolong survival. While treatments such as chemotherapy can be non-specific, immunotherapy specifically targets cancer-associated markers found on the surface of the cancer cells. By leaving healthy cells alone, immunotherapy offers a less toxic approach to fighting this disease.

Therapeutic cancer vaccines belong to a new generation of experimental cancer treatments that may stimulate the patient’s immune system to recognize their cancer. Theratope is a biological product incorporating a synthetic mimic of Sialyl Tn (STn), a naturally occurring antigen found on the surface of many cancer cells including breast, colon, ovarian and prostate. It is attached to a large carrier protein, Keyhole Limpet Hemocyanin, a potent immune stimulant isolated from the hemolymph of a marine mollusk.

Biomira’s Theratope program enrolled one of the largest trials ever conducted in the world using an immunotherapeutic to combat this disease. One thousand and thirty women from around the world were enrolled to ensure this trial was community based in its approach, meaning that it would work in many different settings, not just large cancer centres.

In 2002, Biomira conducted an interim analysis and DSMB review of the data from the Theratope Phase III clinical trial. This was the fifth review by this Board since the trial began enrolling patients in late 1998.

Although the early data did not allow the Company to file an early registration for approval of the vaccine, it did provide valuable information. Firstly, the DSMB had no safety concerns with the product and recommended that the trial continue without modification to the final analysis. The DSMB also had no objections to the Company initiating new trials under the current development plan. This seemed, in our opinion, to underscore the potential effectiveness of the product. In preparing for the interim analysis, much of the data that will be required at the final analysis has already been gathered. Because of this, the data will be collected more quickly, once the pre-determined survival events have been reached to trigger the final analysis, although time will be required to analyze the data prior to meeting with the regulatory agencies.

Biomira and Merck KGaA remain blinded to the data until the final analysis, there being no indication at the interim analysis of how close the companies came to meeting the high statistical hurdle set for the interim analysis. Considering this, the results at the interim analysis may not reflect the potential opportunity to see a survival advantage at the final analysis in mid-2003.

At the final analysis, seeing a statistical difference for survival will be three-fold easier to achieve, requiring a p-value equal to or less than approximately 0.03, while still showing statistical significance. Although we did not meet a statistical difference in Time to Disease Progression at the analysis in September 2002, it is the totality of the data that we feel will be important in the long run. Therefore once we view all of the data and assuming we confirm a survival advantage at the final analysis, we will move forward for discussions with the regulators.

To determine Theratope’s effectiveness in another breast cancer population, a Phase II trial was initiated in women who had metastatic disease but had not yet undergone chemotherapy treatment. These women are given the vaccine while being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist.

Over one half of newly diagnosed metastatic cancer patients are positive for estrogen receptor and/or progesterone receptor. These patients often receive only hormonal therapy until disease progression prior to receiving conventional chemotherapeutic regimens. Recently approved hormonal therapies (aromatase inhibitors) have been shown to increase time to disease progression to slightly less than a year. This is an opportunity to study our vaccine in a large patient population in a much earlier timeframe concomitantly with a relatively lower toxicity regimen.

The study is expected to complete enrolment of 95 women with metastatic breast cancer in the United States in 2003. The primary objective of the study is to determine the response of the immune system in these cancer patients. A secondary objective is to determine the safety and tolerability of Theratope when used in conjunction with aromatase inhibitors or fulvestrant. This trial is not formally designed to evaluate clinical efficacy but Time to Disease Progression is being documented.

Following promising results with our vaccine in second-line monotherapy in patients with metastatic colon cancer, the Company decided to move its product candidate up to first line treatment concurrently with the current standard of care chemotherapy regimens. This has important marketing implications in terms of the number of patients who would be candidates for the product, should we move this indication to the next phase of clinical development. Results from a Phase II trial involving 20 colorectal patients enrolled throughout 2002, should be available in the first half of 2003. This trial was designed to evaluate the safety of the vaccine in patients with metastatic colorectal cancer, as well as evaluating the ability of the vaccine to induce an immune response in these patients when given in combination with chemotherapy. Colorectal cancer is the third most common cancer in men and women. In the United States, in 2003 colorectal cancer will account for over 57,100 deaths with an estimated 147,500 new cases, according to the American Cancer Society.

BLP25 Liposomal Vaccine

While the major focus for Theratope has been metastatic breast cancer, the major focus for BLP25 Liposomal vaccine has been in the area of non-small cell lung cancer (NSCLC), the most common type of lung cancer. Taking into consideration the three forms of NSCLC; squamous cell carcinoma, adenocarcinoma and large cell carcinoma, NSCLC continues to account for more than 80 per cent of all lung cancers. The American Cancer Society U.S. statistics indicate in 2003 there will be 171,900 new cases of lung cancer. Approximately 157,200 people will die from the disease. Fifty-six per cent of those deaths will be in men and 44 per cent in women.

BLP25 is a synthetic 25-amino acid sequence of the cancer-associated marker MUC1, encapsulated in a specifically designed liposomal delivery system. Liposomes, which are fat droplets smaller than red blood cells, are believed to enhance immune recognition of cancer cells. Human mucin 1 (MUC1) is an epithelial mucin glycoprotein that is over-expressed in 90 per cent of all adenocarcinomas including lung, prostate, breast, pancreas, stomach, colon, and ovary. MUC1 is a target for immune intervention, because in patients with solid adenocarcinomas, low-level cellular and humoral immune responses to MUC1 have been observed, which are not sufficiently strong to eradicate the growing tumour.

In 2002 Biomira saw the completion of the enrolment of two trials using BLP25.

The first trial was the controlled, randomized Phase IIb clinical trial, measuring the safety and potential survival benefit of the vaccine in men and women with late stage NSCLC. 171 patients were enrolled in this multi-centre trial conducted in both Canada and the United Kingdom.

In two separate reviews by a DSMB, the conclusion after reviewing the first 50 and then 100 patients was that there were no safety concerns preventing this trial from continuing.

All cumulative efficacy data remain fully blinded until the final analysis expected in the third quarter of 2003. The analysis is event driven and the timing is dependent on when clinical events occur. Objectives of this trial are to measure the safety and potential survival benefit of BLP25 in patients with NSCLC. Secondary endpoints are quality of life and immune response.

To explore the potential of the vaccine in other indications, a small pilot study involving 16 patients was enrolled in 2001/2002. Patients on this trial were men with recurrent prostate cancer following radical prostatectomy. The primary endpoint of the trial is to reduce or stabilize Prostate-Specific Antigen (PSA) values in patients with rising PSA post-radical prostatectomy. PSA is believed to be a useful tumour marker that is associated with the presence of prostate cancer, and is used to monitor a patient’s recurrence or progression. Immune response and safety will be measured as secondary endpoints. Data from this trial are expected by mid-2003.

The Company has negotiated licensing agreements with the Imperial Cancer Research Technology Limited (ICRT, now “Cancer Research Technology”) of London, England, and the Dana Farber Cancer Institute located in Boston, Massachusetts for synthetic MUC1 peptides used directly in the treatment of cancer. The agreements allow commercial rights to composition of matter patents for MUC1, covering the peptide used in BLP25.

Biomira’s Collaboration with Merck KGaA

Biomira’s collaboration with Merck KGaA is a strong one. The collaboration is a global product development and North American co-promotion collaboration for Biomira’s two most advanced therapies – biotechnology-based vaccines, Theratope and BLP25. The Companies manage the development of these products through both a joint Steering Committee and a Global Product Team to ensure expertise from both companies is maximized.

Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research, with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) that differ in certain respects from those of the United States (U.S. GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

Biomira Inc. (“Biomira” or “the Company”) is an international biotechnology company engaged primarily in the research and development of innovative therapeutic approaches to cancer management. The Company is focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients.

Biomira’s lead product candidates currently under research and development, Theratope for breast cancer and BLP25 for non-small cell lung cancer, are in late stage clinical development — Phase III and Phase IIb, respectively. In 2000, the U.S. Food and Drug Administration (“FDA”) designated Theratope for the Fast Track program in the area of metastatic breast cancer. The final analysis of the Phase III clinical trial for Theratope is event driven and expected to occur in mid-2003. In addition, the results from the Phase IIb lung cancer study using BLP25 Liposomal vaccine should be available in the third quarter of 2003.

Small Phase II pilot studies for Theratope involving patients with metastatic colorectal cancer, and for BLP25 for patients who have recurrent disease following radical prostatectomy for prostate cancer, both completed enrolment in late 2002. Results of these trials are expected in mid-2003.

Biomira’s corporate strategy with respect to core proprietary technologies has been to retain sole ownership until the programs are closer to commercialization, and negotiating potential alliances from a position of strength. The collaboration with Merck KGaA (“Merck”) of Darmstadt, Germany, clearly exemplified this philosophy. The terms of the collaboration validated the Company’s strategy to retain the rights to its core technologies and to take a lead role in both the development and regulatory processes. For emerging and non-core technologies in its pipeline, the Company will pursue suitable out-licensing opportunities. While some interest has been expressed regarding partnering arrangements for these programs, only preliminary discussions have taken place at this time.

The Company’s short-term strategic focus will be to complete the Theratope Phase III trial and, depending on the outcome, to fast track the data analysis for the purpose of expediting marketing application submissions to the key regulatory agencies. Concurrently, Biomira will accelerate the pace of critical marketing, systems, and other pre-commercialization planning activities. If the results do not meet the rigorous statistical hurdles set but nevertheless indicate a significant clinical benefit, the Company will assess the parameters for further studies that may be required.

Biomira has also initiated new clinical studies to investigate opportunities in other cancer indications and in concert with other treatment regimens. In October 2002, a second Phase II trial for Theratope was initiated for women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The study’s primary objective is to determine the response of the immune system in these patients.

In response to the downturn in the biotech sector and specifically in Biomira’s share price, both of which substantially impact available financing opportunities, the Company implemented a difficult strategic decision, supported by the Board, to focus its resources on the two late stage product candidates closest to possible commercialization, Theratope and BLP25, while de-emphasizing earlier stage research programs. Announced in October 2002, the decision to initiate a cost reduction plan came after a comprehensive review of Biomira’s product development strategy and operating cost structure. The reorganization included approximately a 30 per cent reduction of staff and curtailment of research activities in order to ensure that the Company has sufficient cash reserves to advance its lead product candidates. In addition, the U.S. operations were downsized and affected administrative functions in all locations realigned. However, Biomira retains a U.S. presence in continuing to develop its marketing organization prior to a potential launch of Theratope. As at December 31, 2002, the Company recorded a one-time restructuring charge of $2.5 million for the year.

Impacted by the above events, Biomira experienced a net loss in 2002 of $31.4 million or $0.68 per share, reflecting a year over year decrease in net loss of $7.3 million, and $0.07 on a per share basis. Overall, cash and short-term investments of $37.2 million decreased by $47.9 million from $85.1 million in the prior year.

Results of Operations

The consolidated losses for the years 2002, 2001, and 2000 were $31.4 million, $38.7 million, and $44.9 million, respectively. For 2002, the $7.3 million or 19% decrease in the year over year loss was largely attributable to a $13.8 million reduction in research and development expenditures in 2002, offset by lower revenues of $2.0 million, $2.6 million in lower investment and other income, and a $2.1 million increase in marketing and business development costs. Included in the net loss for 2002 are non-recurring costs totaling $2.5 million related to workforce reduction, facility exit costs, and asset write-downs.

Revenue

Revenues from operations for the years ended 2002, 2001, and 2000 were $5.3 million, $7.3 million, and $1.1 million, respectively. The majority of the 2002 decrease from the prior year related to licensing revenue that included a one-time payment of $1.6 million (U.S. $1 million) in 2001 to amend a royalty-bearing license into a fully-paid license. Lower revenue from Merck collaborative funding of $884,000, resulting from winding down the Theratope Phase III trial, were offset by an increase of $351,000 from full year amortization of deferred licensing revenue, in contrast to only 7 months being recognized in 2001.

Operating revenues were generated mainly from contract research and development, licensing agreements, and royalties, while nonoperating revenues consisted largely of investment income. Revenues are not expected to increase significantly until certain milestone payments tied to clinical success have been earned, and commercialization of one or more of the Company’s products has occurred. Pending these outcomes, the Company will continue to explore licensing opportunities and collaborative alliances for emerging technologies in its pipeline that may contribute to future revenue generation.

Operating Expenses

Research and development

For the three years ended 2002, 2001, and 2000, the Company incurred $28.3 million, $42.1 million, and $42.1 million respectively in direct research and development costs. The lower 2002 research and development expenditures are attributed to significantly lower clinical development costs as the Theratope Phase III trial winds down, coupled with savings from suspension of the Liposomal Interleukin-2 and autologous vaccine programs announced in late 2001. Approximately $15.5 million or 55% of gross research and development costs incurred in 2002 were directly associated with the pivotal Theratope program. Offsetting the lower clinical costs in 2002 was a charge of $1.9 million arising from workforce and facility downsizing related to the Company’s cost reduction initiative.

General and administrative

General and administrative expenses for 2002, 2001, and 2000 were $7.1 million, $7.5 million, and $6.7 million, respectively. The 2002 expenses represent a decrease of 5% over the previous year due primarily to cost savings from the restructuring of the U.S. operations announced late last year, as well as planned spending cutbacks. Included in the 2002 expenses was a charge of $145,000 arising from workforce downsizing related to the Company’s cost reduction initiative.

Marketing and business development

Marketing and business development expenses, $2.1 million in 2002 and nil for 2001 and 2000, were new program expenditures for this year relating to the development of Biomira’s internal marketing capabilities, as well as marketing activities associated with Theratope jointly undertaken and co-funded with Merck under the terms of the collaborative agreement.

Selected Quarterly Data
(expressed in $000s, except per share data)

	2002				2001

	Q1 ended	Q2 ended	Q3 ended	Q4 ended	Q1 ended	Q2 ended	Q3 ended	Q4 ended
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

Total revenues	$1,255	$1,393	$1,380	$1,276	$290	$2,243	$1,497	$3,306
Research and development costs	6,579	7,114	6,978	7,633	10,995	11,295	8,336	11,491
Net loss	(7,573)	(7,828)	(7,408)	(8,550)	(11,888)	(11,007)	(7,102)	(8,682)
Net loss per share	(0.17)	(0.18)	(0.16)	(0.18)	(0.24)	(0.22)	(0.14)	(0.17)

Amortization of capital assets

Amortization of capital assets for 2002 included an impairment charge of $420,000 related to non-recoverable leasehold improvements and surplus assets of the downsized U.S. facility, largely offsetting lower amortization compared to prior year arising from asset retirements.

Investment and other income

Investment income of $2.0 million in 2002, compared to $4.6 million and $3.6 million in 2001 and 2000 respectively, is attributable to lower investment balances in 2002 and lower portfolio returns resulting from low interest rates and market instability. As well, a net foreign exchange loss of $208,000, compared to a 2001 gain of $736,000 and a gain of $49,000 in 2000, accounted for the remainder of the variance.

Due to drawing down investments to fund operations and debenture repayments, coupled with projected low market yields for 2003, the Company expects that, in the coming year, investment income will be lower.

Liquidity and Capital Resources

As at December 31, 2002, Biomira’s cash and cash equivalents and short-term investments were $37.2 million compared to $85.1 million at the end of 2001, a net decrease of $47.9 million. The majority of this amount was allocated to funding ongoing operations and repayment of the Company’s convertible debenture obligations.

During 2002, the Company spent $37.6 million (2001 — $49.6 million; 2002 — $48.8) of its reserves on cash operating expenses, which consists of research and development including activities related to product development and clinical trials, general administration, and marketing and business development. The lower cash requirements resulted from cost savings due to curtailment of early stage programs and winding down the Theratope Phase III trials.

Starting February 1, 2002, Biomira commenced repayment of principal and interest under the terms of the convertible debentures, which will retire the obligation over 17 months. The Company has the right to repay both interest and principal in cash, shares, or a combination thereof. For the entire year, the Company elected to repay in cash due to Biomira’s low share price, but future repayments will depend in large part on the then current share price. Total cash payments of principal and interest in 2002 amounted to $16.1 million.

During 2002, the Company raised $4.2 million in exchange for 1,229,012 common shares under the terms of the U.S. $100 million equity line, compared to $4.8 million and 448,005 shares, respectively, in 2001. Although approximately 2.4 million shares are still available for issuance under the terms of the equity line agreement, the equity line expires in June 2003, and it is unlikely, based on Biomira’s current share price, that future draw downs will result in significant proceeds or numbers of shares issued.

From inception, Biomira has financed its research and development, operations, and capital expenditures primarily through public and private sales of its equity securities, licensing and collaborative arrangements, and investment income. To ensure maximum value from its capital resources and overall financial stability, Biomira maintains a comprehensive financial planning, budgeting, and reporting system that enforces a disciplined approach to financial management. The Company’s investment guidelines of capital preservation and security of income require investing in liquid, high-grade investment securities with maturities aligned to projected cash requirements.

To meet future requirements, the Company intends to raise additional cash through some or all of the following methods: public or private equity or debt financing; capital leases; and collaborative and licensing agreements. However, there is no assurance of obtaining additional financing through these arrangements on acceptable terms, if at all. The current uncertainty in the equity markets has amplified the risks associated with biotechnology companies, creating an extremely difficult environment in which to raise significant new capital. Consequently, the Company’s ability to generate new cash will depend on external factors, many beyond the control of the Company, as described in “Risks and Uncertainties.” Should sufficient capital not be raised, the Company may have to delay, reduce the scope of, eliminate, or divest one or more of its discovery, research, or development technologies or programs and related personnel, any of which could impair the current and future value of the business.

Key Value Drivers

Biomira believes that it has several key value drivers in place for 2003. These include growth potential should the results for the Theratope Phase III trials be positive, two lead product candidates in late stage development, and a strong and established corporate alliance with Merck. These are considered essential elements for building shareholder value in the coming year. In the Company’s opinion, other value drivers enable it to exploit its leading technologies in synthetic cancer vaccines. These competitive advantages include, among others, Biomira’s strong intellectual and human capital, a lean and focused work force, proven leadership, and well-established financing relationships. If Biomira is to realize its strategic vision to develop novel and effective treatments for cancer, the future success of the Company will largely depend on focusing the creative talents and energy of its employees towards the overarching goal — the timely and prudent commercialization of its intellectual property.

Through a global development and North American co-promotion agreement with Merck executed in May 2001, Biomira is able to capitalize on the strengths of a major partner in product development, manufacturing, and commercialization of new products. Since inception, this relationship has solidified through close functional collaboration on a number of fronts including clinical, regulatory, marketing, and finance. The addition of Nancy Wysenski, President of EMD Pharmaceuticals, Inc. (Merck’s U.S. affiliate) to the Biomira Board of Directors deepens the commitment of the parties to this relationship.

On the supply side, the Company made a strategic choice to not currently invest in internal capability to manufacture commercial quantities of pharmaceutical products, but to outsource its product manufacturing requirements. Therefore, Biomira relies on supply agreements with various contract manufacturing and distribution companies, whose ability to meet rigorous quality specifications and commercial quantities will be critical to future success.

Financing is both a key element of corporate strategy as well as a critical resource in executing that strategy. To facilitate timely access to financing opportunities that may emerge, Biomira registered a U.S. $150 million base shelf prospectus in April 2002 with the various provincial regulators in Canada and the Securities and Exchange Commission in the U.S..

Outlook

Except for historical information, certain matters discussed in this section are by their nature forward-looking and are, therefore, subject to many risks and uncertainties, which may cause actual results to differ materially from the statements made. Some of these factors are inherent in the biotechnology industry, while others are specific to Biomira; some of them are predictable or within the control of the Company, others not. These include, but are not limited to, changing market and industry conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and their pricing, timely development of existing and new products, the difficulty of predicting regulatory approval and market acceptance for the Company’s products, availability of capital or other funding, the ability to retain and recruit qualified personnel, and other risks, known or unknown.

Facing continuing weakness and instability in equity markets generally and the biotechnology sector in particular, Biomira’s share price experienced intense downward pressure in 2002. Although the Company had hoped that its share price would strengthen in anticipation of the final analysis expected in mid-2003, there has been no significant upward movement, which suggests that investors are waiting for the results of that analysis. Given that the prospects for a general market recovery in 2003 are not encouraging, current market conditions for raising equity present a significant challenge for the Company. Biomira enters 2003 with a clear focus on its two late stage product candidates. The strategic mandate over the next three years will be to achieve regulatory approval for its lead product candidate and build the necessary infrastructure to execute Biomira’s mission to become a forward integrated, global products-oriented biotechnology company.

The Company expects that lower 2003 clinical development expenses as the Theratope Phase III trial winds up, with continued co-funding by Merck, will be offset by costs for additional Theratope clinical trials in other indications, as well as pre-launch business development and manufacturing ramp up costs. Biomira’s growth in the next few years will be heavily dependent on achieving regulatory approval for Theratope. Consequently, Biomira anticipates losses for at least the next three years as the Company advances its lead product candidate past rigorous clinical and regulatory hurdles towards commercialization.

Management believes that the Company’s cash and short-term investments, together with expected cash inflows from royalties, collaborative funding arrangements, and investment income, will be sufficient to meet operating and capital requirements into 2004. However, should the results of the Theratope Phase III trial be positive, funding of various commercialization initiatives, such as a sales force and new information systems, will necessitate substantial new financing. The Company’s ability to generate cash beyond 2004 will depend on several factors. Among others, these include successful Phase III trial results for its lead product candidate, Theratope; the availability of new financing through private and/or public offerings on acceptable terms; the type and amount of equity financing based on Biomira’s future share price; the timely advancement of clinical studies; the costs in obtaining regulatory approvals for its products; and the nature and speed of scientific progress in rebuilding the Company’s pipeline.

The coming year will be critical for the Company as the decision on whether or not to file a Biologics License Application with the FDA hinges on the results of the final analysis of the Theratope Phase III trial. While operating results over the near-term are expected to stay the course, management remains firmly committed to its long-term goal to deliver value for the shareholders.

Risks and Uncertainties

Based on ongoing assessment of its risk profile, the Company has concluded that there has been no material change in the nature and magnitude of the risks described below, except as noted otherwise.

The future performance of Biomira is contingent on a number of critical factors including the Company’s success in bringing new products to the marketplace, the Company’s ability to generate royalty or other revenues from licensed technology, its ability to generate positive cash flow from operations and equity financing, and the status of collaborative agreements with corporate partners. In addition, future success will depend on the efficacy and safety of the Company’s products, timely regulatory approval for new products and new indications, and the degree of patent protection afforded to particular products. After overcoming regulatory and patent hurdles, in order to succeed Biomira must continue to secure adequate manufacturing capacity to produce commercial quantities of its products and develop an effective distribution and marketing network. Commercial viability requires widespread acceptance of the Company’s products by the medical community, as well as by a majority of health care plans in the key markets. Last, but not least, over the long term, operating effectiveness depends critically on the Company’s ability to recruit, retain, and develop its human resources, which is exposed to the risks and uncertainties of a tight labour market for unique skills relating to biotechnology research, development, and management.

There can be no assurance that new products brought to market by competitors will not be more efficacious and/or more effectively marketed and sold than any that may be developed by the Company. Biomira believes that it has strong proprietary and/or patent protection, or the potential for strong patent protection, for a number of its products currently under development; however, the ultimate power of patent protection may be determined by the courts and/or changes in patent legislation in various countries. Competitors may be able to develop non-patent infringing product strategies that may be as good as or better than the Company’s patent-protected products.

Notwithstanding a difficult market for insurance, Biomira has obtained aggregate coverage of $21 million (U.S. $10 million and CAD $5 million excess liability) of clinical trial liability insurance for its product candidates engaged in Phase III clinical trials. In addition, the Company has obtained clinical trial liability insurance of varying coverage for some products in Phase I and Phase II trials depending on the specific conditions, risk assessments, and locations of each trial. Given the scope and complexity of the clinical development process and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of current clinical trial insurance coverage, nor the ability to secure continuing coverage in the foreseeable future.

The Company’s investment earnings are exposed to financial market risks arising from volatility in interest and foreign currency exchange rates, as well as to overall market conditions. The Company also has exposure to exchange risk through its collaboration revenues, licensing and royalty commitments, convertible debenture obligations, clinical development costs, and subsidiary operations. Of the Company’s total expenditures in 2002, a large part was denominated in U.S. currency. Since the Company’s primary cash flows from collaboration revenues and the equity line are likewise denominated, they partially offset U.S. cash requirements. The Company minimizes its exchange risk through prudent cash management to ensure that foreign currency requirements and surpluses are effectively managed; however, the Company does not currently engage in hedging or use derivatives to reduce financial risk.

Interest rate risk is the exposure of interest revenue and expense to rate fluctuation; inflation risk is loss of purchasing power due to rising prices. Economic forecasts project a stable outlook for low inflation and interest rates in the near future; hence, these risks are expected to be negligible. Furthermore, the Company’s convertible debentures and lease commitments have fixed interest rates over the terms of the obligations.

Due to the uncertainty inherent in the Company’s business and the biotechnology sector in general, Biomira’s share price is subject to equity market price risk, which may result in significant speculation and volatility of trading. Due to the current low share price, there is a risk that future issuance of common shares under the remainder of the U.S. $100 million equity line, and potential conversion of principal and interest under the convertible debentures, may result in material dilution of share value, which may lead to further decline in share price. Finally, the expectations of securities analysts and major investors about the Company’s financial or scientific results, and/or the timing of such results and future prospects, could also have a significant impact on the future share price.

Critical Accounting Policies

The Company has adopted several accounting policies in accordance with Canadian GAAP that could significantly affect the results of operations and financial position, as discussed below:

Revenue recognition

Licensing, royalty, and contract research revenues are recognized as the Company performs services under the terms of the related contractual agreements. Currently, Biomira also earns revenue from collaborative agreements, which typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such fees and licenses are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Application of this policy affects primarily the timing, rather than the amount, of revenue recognition for up front payments. Conceptually, the licensee is paying for rights and services through the continuing involvement of the licensor over the term of the license; hence the future performance obligation requires such revenue to be earned and recognized evenly over the license period, not entirely upon initiation of a revenue-generating arrangement. However, management’s estimate of the product life cycle, if used for amortization purposes, can materially affect the amount of revenue recognized in each accounting period.

Research and development

Under current accounting standards, the Company must expense all research costs, which may include technology access fees related to the use of proprietary third party technologies, as incurred. Certain product development costs may be deferred and amortized once technical and market viability have been established.

Deferred research and development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company tests for potential impairment by evaluating the expected future discounted cash flows from the associated products to determine if deferred research and development costs are recoverable. External factors such as marketability, competition, and regulatory change may adversely affect future revenues from the products, requiring an impairment loss to be recognized.

To date, no product research and development costs have been deferred. As the Company does not currently have any approved products, there has been no economic or accounting rationale for deferring such costs. Should the regulatory agencies approve a clinical product, management will review qualifying development costs to determine an appropriate amount for deferral. Furthermore, a realistic commercial life must be estimated. Consequently, earnings will be significantly impacted in the period that such costs are capitalized, and also in each subsequent accounting period as they are amortized.

Asset amortization and impairment

The Company estimates the useful lives of its capital assets and amortizes their cost on a straight-line basis over this period. The estimated useful lives may not correspond to actual utilization or external factors such as obsolescence, which could result in material differences between carrying and realizable values. When events or circumstances indicate that the carrying value of an asset may not be recoverable, an impairment loss must be recognized. Management must use professional judgment in evaluating both the probability and degree of impairment, which can have a material effect on the amount as well as the timing of the charge to earnings.

Stock-based compensation

As permitted by new CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments adopted January 1, 2002, the Company has elected to continue measuring compensation costs based on the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise prices of the options approximate market value at the grant date, no compensation expense has been recognized under the stock option plan. If option awards are subsequently modified which then make them more valuable, they are re-measured at the modification date and any excess value is recognized as compensation cost.

Options granted to non-employees are deemed to be consideration given up in exchange for goods or services, measured at fair value using the Black-Scholes option-pricing model, and charged to the appropriate asset or expense.

Under the existing accounting policy, compensation cost would be recognized only when a plan or award modification, in conjunction with a share price differential, results in a new measurement giving rise to an increase in intrinsic value. To date, issuance of options and award modifications have not resulted in compensation expense under the current rules. However, proposed changes to the accounting standard effective in 2004 would require that all stock options be expensed at fair value on the grant date, as described in the following section.

Impact of new accounting pronouncements

In December 2002, the Accounting Standards Board released an exposure draft to amend CICA Handbook section 3870 to require recognition of all stock options, and eliminate the disclosure only election, to be effective for Canadian public enterprises for fiscal years after January 1, 2004. This new pronouncement requires that stock options granted to employees and non-employees that meet the criteria for compensatory awards be measured on a fair value basis using an options pricing methodology. The Company is unable to determine the impact of the proposed change at this time.

As well, the Company will adopt new CICA Handbook section 3063 Impairment of Long-Lived Assets effective April 1, 2003. This standard requires an impairment test when events or circumstances indicate that the carrying value of an asset may not be recoverable, and recognizes an impairment loss measured as the excess of carrying value over fair value, which may be market value or the present value of future estimated cash flows. Since the Company has no operating assets that generate cash flow, the impairment test will be market-based, and because its current amortization policy results in conservative carrying values, there should be no prospective earnings impact in adopting the new recommendations.

Finally, the Company will adopt amended CICA Handbook section 3475 Disposal of Long-Lived Assets and Discontinued Operations effective May 1, 2003, which establishes accounting and reporting standards for long-lived assets to be disposed of by sale, and broadens the scope of discontinued operations to include components of an enterprise that can be clearly distinguished from the rest of the entity, operationally and for financial reporting purposes, that will be eliminated from the ongoing operations of the entity in a disposal transaction. A review of this section indicates that it will not have a significant effect on the Company’s results of operations or financial position.

Forward-Looking Statements

Except for historical information, certain matters discussed in this document are by their nature forward-looking and are, therefore, subject to risks and uncertainties, which may cause actual results to differ materially from forward-looking statements. Various factors could cause actual results to differ materially from projections, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. A detailed description of the Company’s risks and uncertainties is included in its filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Management Report

The accompanying consolidated financial statements of Biomira Inc., and all information presented in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, which differ in some respects from those used in the United States. The significant differences in accounting principles, as they pertain to the financial statements, are identified in the related notes. The financial statements include some amounts that are based on best estimates and judgments of management. Financial information used elsewhere in this annual report is consistent with that in the financial statements.

To further the integrity and objectivity of data in the financial statements, the management of the Company has developed and maintains a system of internal accounting controls, which management believes will provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee is appointed by the Board and the majority of its members are outside and unrelated directors. The committee meets periodically with management as well as quarterly with the external auditors to discuss internal controls over the financial reporting process and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review quarterly reports, the annual report, the annual financial statements, and the external auditors’ report. The committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Company’s auditors have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the shareholders’ auditors, Deloitte & Touche LLP.

Alex McPherson, MD, PhD President and Chief Executive Officer	Edward A. Taylor, CGA Vice President, Finance & Administration and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Biomira Inc.

We have audited the consolidated balance sheets of Biomira Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flow for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Edmonton, Alberta, Canada
February 7, 2003

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders, dated February 7, 2003, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Edmonton, Alberta, Canada
February 7, 2003

CONSOLIDATED BALANCE SHEETS
As at December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001

ASSETS
CURRENT
Cash and cash equivalents	$8,507	$22,789
Short-term investments	28,682	62,343
Accounts receivable (Note 3)	1,207	1,386
Prepaid expenses	497	469

	38,893	86,987
CAPITAL ASSETS (Note 4)	1,076	2,202

	$39,969	$89,189

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 5)	$8,580	$13,999
Current portion of capital lease obligation (Note 6)	169	233
Accrued interest on convertible debentures (Note 9)	28	245
Current portion of deferred revenue (Note 10)	1,053	1,053

	9,830	15,530
CAPITAL LEASE OBLIGATION (Note 6)	96	263
DEFERRED REVENUE (Note 10)	7,724	8,778
CLASS A PREFERENCE SHARES (Note 7)	30	30

	17,680	24,601

Contingencies and Commitments (Notes 7 and 14)

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	328,537	323,597
Convertible debentures (Note 9)	10,952	22,206
Contributed surplus	8,901	8,901
Deficit	(326,101)	(290,116)

	22,289	64,588

	$39,969	$89,189

(See accompanying Notes to Consolidated Financial Statements)

APPROVED BY THE BOARD

T. Alexander McPherson, MD, PhD, Director	Eric E. Baker Director

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

REVENUE
Contract research and development (Note 10)	$3,967	$4,851	$—
Licensing revenue from collaborative agreements (Note 10)	1,054	703	—
Licensing, royalties and other revenue	283	1,782	1,113

	5,304	7,336	1,113

EXPENSES
Research and development	28,304	42,117	42,055
General and administrative	7,108	7,483	6,723
Marketing and business development (Note 10)	2,140	—	—
Amortization of capital assets	1,349	1,285	1,255

	38,901	50,885	50,033

OPERATING LOSS	33,597	43,549	48,920
Investment and other income (Note 12)	1,990	4,579	3,609
Interest expense (Note 6)	(43)	(33)	(36)

LOSS BEFORE INCOME TAXES	31,650	39,003	45,347
Income tax benefit (Note 13)	291	324	428

NET LOSS	$31,359	$38,679	$44,919

BASIC AND DILUTED LOSS PER SHARE (Note 8)	$0.68	$0.75	$0.93

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,996,080	51,502,189	48,435,435

CONSOLIDATED STATEMENTS OF DEFICIT
Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

DEFICIT, BEGINNING OF YEAR	$290,116	$251,192	$206,273
Net loss for the year	31,359	38,679	44,919
Accretion of convertible debentures (Note 9)	4,036	—	—
Interest and carrying charges on convertible debentures (Note 9)	590	245	—

DEFICIT, END OF YEAR	$326,101	$290,116	$251,192

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net loss	$(31,359)	$(38,679)	$(44,919)
Add items not affecting cash
Amortization of capital assets	1,349	1,285	1,255
Unrealized foreign exchange (gain) loss	(39)	(128)	40
Net change in non-cash balances from operations (Note 15)	(6,307)	13,663	6,247

Cash used in operations	(36,356)	(23,859)	(37,377)

INVESTING
Decrease (increase) in short-term investments	33,661	(13,416)	(27,064)
Purchase of capital assets	(265)	(662)	(1,037)

	33,396	(14,078)	(28,101)

FINANCING
Proceeds on issue of common shares, net of issue costs	4,940	29,009	68,586
Proceeds from convertible debentures, net of financing costs (Note 9)	(24)	22,206	—
Repayment of convertible debentures	(15,213)	—	—
Interest on convertible debentures	(860)	—	—
Repayment of capital lease obligation	(204)	(198)	(169)

	(11,361)	51,017	68,417

Effect of exchange rate fluctuations on cash and cash equivalents	39	128	(40)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(14,282)	13,208	2,899
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,789	9,581	6,682

CASH AND CASH EQUIVALENTS, END OF YEAR	$8,507	$22,789	$9,581

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the year	$43	$35	$36
Amount of income taxes paid in the year	$—	$—	$—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	DESCRIPTION OF BUSINESS

Biomira Inc. (the Company) is a biotechnology company incorporated under the Canada Business Corporations Act in 1985. The Company is engaged in the development of therapeutic products for the treatment of cancer applying proprietary and patentable technologies primarily in the fields of immunotherapy and organic chemistry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which do not differ materially from those applied in the United States, except as disclosed in Note 17.

Basis of consolidation

The Company’s financial statements include the accounts of its wholly owned subsidiaries, Biomira USA Inc., Biomira International Inc., and Biomira Europe BV on a fully consolidated basis. All intercompany balances and transactions have been eliminated upon consolidation.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with original maturities of three months or less at the time of purchase.

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and with original maturities greater than three months at the time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in investment income in the consolidated statements of operations.

Cash flows associated with short-term investments are presented on a net basis in the cash flow statement as they meet the criteria for such treatment.

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful lives on a straight-line basis, as follows:

Scientific equipment	20%
Computer software and equipment	33 1/3%
Office equipment	20%
Leasehold improvements	Term of the lease plus one renewal
Manufacturing equipment	25%
Leased equipment	Term of the lease

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge equal to the difference between the carrying value and estimated future undiscounted cash flows, when it is probable that the estimated future undiscounted cash flows of the underlying assets will be less than the carrying value of the assets.

Research and development costs

The Company expenses research costs, which include technology access fees related to the use of proprietary third party technologies, as incurred.

Certain product development costs are deferred and amortized once technical and market viability have been established. Deferred development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future discounted cash flows from the associated products, and considers current and future market and regulatory developments to test for permanent impairment. To date, no development costs have been deferred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue from contract research and development consists of non-refundable research and development funding received under the terms of collaborative agreements. Such funding compensates the Company for clinical trial expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue at the time that clinical activities are performed under the terms of collaborative agreements.

Revenue from collaborative agreements typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such technology access or licensing fees are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Licensing and royalty revenues, as well as other revenues from third party contracts, are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect when the assets were acquired or the obligations assumed. Gains or losses resulting from these translation adjustments are included in other income.

Effective January 1, 2002, the Company adopted the recommendations of revised CICA Handbook section 1650 Foreign Currency Translation, which eliminates the deferral and amortization of unrealized exchange gains on long-term monetary items, requiring instead that they be recognized in income in the period that they occur. There is no material impact on the financial statements resulting from this change either in the current period or the prior periods presented.

Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the year. Interest, carrying costs, and accretion charges associated with convertible debentures are deducted from net earnings for the purpose of calculating earnings per share available to common shareholders.

Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares issuable under stock options and warrants had been issued using the treasury stock method. The calculation of diluted earnings per share also applies the “if converted” method for convertible debentures, which assumes conversion into common shares outstanding since the beginning of the period.

Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of new CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments with respect to a stock-based compensation plan that is described in Note 7. Under CICA 3870, companies that elect a method other than fair value accounting are required to disclose pro forma net income and earnings per share information as if the fair value method of accounting had been used. This disclosure only applies to options granted after December 31, 2001.

As permitted by the new standard, the Company has elected to continue measuring compensation cost based on the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise prices of the options approximate market value at the grant date, no compensation expense has been recognized to date under the stock option plan.

Options granted to non-employees are deemed to be consideration given up in exchange for goods or services and measured using the Black-Scholes option-pricing model to determine their fair value, which is charged to the appropriate asset or expense.

Any consideration paid by option holders for the purchase of stock is credited to share capital. If share options are repurchased from the holder, the consideration paid is charged to retained earnings. There is no effect on the financial statements of either the current period or prior periods presented as a result of the adoption of CICA 3870.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted on a prospective basis new CICA Handbook section 3062 Goodwill and Other Intangible Assets, whose provisions replace the amortization of goodwill and indefinite life assets with requirements for an annual impairment test. When events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, the excess of carrying value over fair value will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

There is no effect on the financial statements of either the current period or prior periods presented as a result of the adoption of CICA 3062.

Employee future benefits

The Company accounts for obligations for future employee benefits arising from current service on an accrual basis.

3.	ACCOUNTS RECEIVABLE

	2002	2001

Customers, net of allowance for doubtful accounts — nil (2001 - nil)	$1,024	$1,300
Other	153	36
Employees	30	50

	$1,207	$1,386

One customer accounted for 82 percent and 94 percent of customer accounts receivable at December 31, 2002 and 2001, respectively.

4.	CAPITAL ASSETS

		Accumulated	Impairment	Carrying
	Cost	Amortization	Writedown	Value

2002
Scientific equipment	$5,953	$5,123	$184	$646
Computer software and equipment	523	515	—	8
Office equipment	423	363	28	32
Leasehold improvements	2,776	2,514	208	54
Manufacturing equipment	217	143	—	74
Computer equipment under capital lease	512	250	—	262

	$10,404	$8,908	$420	$1,076

2001
Scientific equipment	$6,206	$4,973	$—	$1,233
Computer software and equipment	595	589	—	6
Office equipment	581	505	—	76
Leasehold improvements	3,082	2,760	—	322
Manufacturing equipment	190	117	—	73
Computer equipment under capital lease	696	204	—	492

	$11,350	$9,148	$—	$2,202

During the year, net (disposals) additions of computer equipment under capital lease amounted to ($27) (2001 – $274; 2000 – $183).

Associated with the Company’s cost reduction initiative (Note 11), an impairment charge of $420 (2001 – nil; 2000 – nil) was taken against certain scientific equipment, office equipment, and leasehold improvements whose carrying values were deemed to be unrecoverable and in excess of fair value, and was reported in the consolidated statements of operations as amortization of capital assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001

Accounts payable	$430	$707
Accrued research and development costs	4,846	10,113
Accrued compensation costs	902	1,514
Accrued restructuring costs (Note 11)	1,157	—
Other accrued liabilities	1,245	1,665

	$8,580	$13,999

6.	LEASE OBLIGATIONS

Capital leases

The Company is committed to annual minimum payments under capital lease agreements for computer equipment as follows:

2003	$188
2004	102

290
Less amounts representing interest at rates ranging from 8.00% to 10.36%	25

265
Less current portion	169

$96

Interest expense on capital leases in the amount of $43 (2001 – $33; 2000 - $36) has been recorded in the statements of operations.

Operating leases

The Company is committed to annual minimum payments under operating lease agreements for premises and equipment over the next four years, as follows:

2003	$1,043
2004	741
2005	180
2006	11

$1,975

Rent expense recorded in the consolidated statements of operations for 2002 for premises and equipment in the amount of $1,406 (2001 — $767; 2000 — $738) includes a provision of $497 (2001 – nil; 2000 – nil) for future lease costs relating to the downsizing of the Company’s U.S. operations.

7.	SHARE CAPITAL

Authorized

12,500 non-cumulative, non-voting Class A preference shares, redeemable at $100 per share on an annual basis, to the extent possible, out of 20% of the net profits of the Company for each year.

The difference between the redemption value and the book value of the Class A preference shares will be expensed at the time that the shares are redeemed.

Unlimited number of Class B preference shares issuable in series.

The Class B preference shares may be issued solely by resolution of the Board of Directors. The Board has the authority, subject to limitations set out in the Canada Business Corporations Act, to fix the number of shares in each series and to determine the designation of rights, privileges, restrictions, and conditions to be attached to each such series.

Unlimited number of common voting shares issuable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	SHARE CAPITAL (continued)

Share transactions

	2002		2001		2000

	Shares	Amount	Shares	Amount	Shares	Amount

Class A preference
Issued and outstanding, beginning and end of year	12,500	$30	12,500	$30	12,500	$30

Common voting
Issued and outstanding, beginning of year	52,376,536	$323,597	49,735,798	$294,588	44,661,131	$226,002
Exercise of options (a)	190,025	754	280,517	1,234	780,550	4,969
Financing
CSPA (b)	1,229,012	4,186	448,005	4,749	4,294,117	63,617
Merck CSPA (c)	—	—	1,912,216	23,026	—	—

Issued and outstanding, end of year	53,795,573	$328,537	52,376,536	$323,597	49,735,798	$294,588

(a)	During 2002, options on 190,025 (2001 — 280,517; 2000 — 780,550) common shares were exercised, pursuant to the Share Option Plan, at an average price of $3.97 (2001 — $4.40; 2000 — $6.35) per share.

(b)	On August 30, 1999, the Company entered into a Common Stock Purchase Agreement (CSPA) allowing the Company to access up to U.S. $100 million from the sale of a maximum of 8.6 million common shares pursuant to a common stock equity line. The Company may, at its option, issue and sell its common shares over a period of 42 months commencing in September 1999 at a discount of 7% from the average daily price of the common shares.

The Company also issued to the purchaser 200,000 warrants, which may be converted into common shares at U.S. $4.09 per share until August 31, 2004.

During 2002, the Company issued 1,229,012 (2001 — 448,005; 2000 – 4,294,117) common shares for proceeds of $4,186 (2001 — $4,749; 2000 — $63,617), net of issue costs of $6 (2001 — $5; 2000 — $22). As at December 31, 2002, 6,152,222 shares of the 8.6 million under the CSPA have been issued for gross proceeds of $73,584.

Subsequent to December 31, 2002, the Company issued 209,828 common shares for net proceeds of $341 under the terms of the CSPA.

(c)	On May 2, 2001, under the terms of a Common Stock Purchase Agreement with Merck KGaA of Darmstadt, Germany (Merck), the Company issued 1,912,216 shares for proceeds of $23,026, net of issue costs of $14. Upon achievement of certain milestones, additional shares will be issued for contractual proceeds of U.S. $6,500, the number of shares to be determined based on a premium over the 90 day weighted average price of the common shares immediately prior to the milestone date (Note 10).

During 2002, no additional shares were issued under the Merck CSPA.

Stock-based compensation plan

The Company maintains an Employee and Director Share Option Plan under which the Company may grant a maximum of 6,400,000 common shares of the Company. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant, and expire eight years following the date of the initial grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	SHARE CAPITAL (continued)

A summary of the status of the Company’s share option plan as of December 31, 2002, 2001, and 2000, and changes during the years ending on those dates is presented below:

	2002		2001		2000

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	4,225,072	$7.24	4,105,025	$7.33	3,923,675	$5.10
Granted	1,067,500	2.79	588,875	6.72	1,104,500	14.89
Exercised	(190,025)	3.97	(280,517)	4.40	(780,550)	6.35
Cancelled	(501,936)	8.70	(188,311)	11.73	(142,600)	9.80

Outstanding, end of year	4,600,611	$6.18	4,225,072	$7.24	4,105,025	$7.33

Options exercisable, end of year	2,824,335	$6.28	2,739,726	$5.73	2,272,425	$4.85

The following table summarizes information on share options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of Exercise	Number	Contractual	Exercise	Number	Exercise
Prices ($ per share)	Outstanding	Life (years)	Price	Outstanding	Price

2.10 - 3.99	2,089,550	5.1	$3.02	1,194,300	$3.58
4.00 - 7.00	1,521,536	3.3	5.50	1,030,385	5.29
7.01 - 14.00	279,775	2.7	10.60	230,150	10.40
14.01 - 23.10	709,750	4.7	15.23	369,500	15.22

	4,600,611	4.3	$6.18	2,824,335	$6.28

As permitted by CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Had compensation cost for the Company’s stock option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations, with pro forma net loss and loss per share, as presented in the table below. Under the transitional provisions of this section, comparative figures are not required.

2002

Net loss to common shareholders (Note 8)	$35,985
Compensation expense under CICA 3870	324

Pro forma net loss to common shareholders	$36,309

Pro forma basic and diluted loss per share	$0.69

For pro forma disclosure purposes, the Company uses the Black-Scholes options pricing model to value the options at each grant date, under the following weighted average assumptions:

2002

Dividend rate	0%
Annualized volatility	95.42%
Risk-free interest rate	3.97%
Expected life of options in years	3.3

The pro forma amounts estimated according to the Black-Scholes options pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	LOSS PER SHARE

In accordance with CICA Handbook section 3500 Earnings Per Share, basic and diluted loss per share has been calculated as follows:

	2002	2001	2000

Net loss, as reported	$31,359	$38,679	$44,919
Convertible debentures accounted for as equity:
Accretion of convertible debentures	4,036	—	—
Interest and carrying charges on convertible debentures	590	245	—

Net loss to common shareholders	$35,985	$38,924	$44,919

Weighted-average shares outstanding	52,996	51,502	48,435

Basic and diluted loss per share	$0.68	$0.75	$0.93

For 2002 and the comparative years presented, shares potentially issuable upon the exercise or conversion of director and employee share options, warrants issued in connection with the CSPA (Note 7b), shares contingently issuable in connection with the May 2, 2001 Merck agreement (Note 7c), convertible debentures and purchase warrants issued in connection with the convertible debentures (Note 9) have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

9.	CONVERTIBLE DEBENTURES

On September 26, 2001, the Company issued through a private placement $23,594 (U.S. $15,000) of unsecured convertible debentures and 775,000 warrants. After deducting financing costs of $1,388, the net proceeds were $22,206.

In 2002, additional financing costs of $24 were incurred, resulting in final net proceeds of $22,182.

Interest and principal repayment

The debentures, which mature on June 30, 2003, bear interest at 4% per annum compounded semi-annually and payable monthly. Equal instalments of principal are repayable over 17 months beginning February 1, 2002, along with monthly accrued interest. At the holder’s option and at any time after January 1, 2002, the principal is convertible into common shares of the Company at the conversion price of U.S. $6.00 per share. At its option, the Company may satisfy its obligation for payment of principal and interest in cash, common shares, or some combination thereof. The conversion price will be a single digit discount to the volume-weighted average trading price of the shares during the calendar month preceding the settlement date.

Principal and interest payments in 2002 were $15,213 (U.S. $9,706) (2001 — nil), and $860 (U.S. $546) (2001 — nil), respectively. For 2003, the respective amounts are $8,362 (U.S. $5,294) and $98 (U.S. $62).

On January 2 and February 3, 2003, the Company repaid $1,418 (U.S. $900) and $1,359 (U.S. $897), respectively in cash on account of principal and interest.

Early redemption

At its option, the Company may prepay any portion of the debenture, in increments of U.S. $100, in cash at 110 percent of the prepaid amount.

Purchase warrants

The 775,000 warrants allow the holders to purchase the same number of common shares at the strike price of U.S. $6.00 per share after January 1, 2002 and until December 31, 2004. In addition, the holders can exercise a cashless option by surrendering their warrants in exchange for a lower number of common shares. The number of such shares is determined by calculating the number of warrants surrendered times the difference between the then current fair market share price and the warrant price, and divided by the then current fair market share price.

Financial statement presentation

The convertible debentures are being accounted for as an equity instrument in accordance with their substance, and presented in the financial statements in their component parts measured at their respective fair values at the time of issue. Using the Black-Scholes option-pricing model, the fair value of the warrants component was $3,338, while the fair value of the common equity component, representing the residual of the net proceeds, amounted to $18,868.

As at December 31, 2002, the balance in the equity component was $7,614 (2001 - $18,868), and the warrants component, $3,338 (2001 — $3,338).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative arrangement with Merck to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, Theratope® vaccine and BLP25 Liposomal vaccine, for the treatment of various cancer indications (Note 7c).

Upon execution of the collaborative agreements, Merck made an up front payment of $10,534 to the Company comprising technology access, licensing, and other fees related to Theratope and BLP25. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

The table below presents the accounting treatment of the payments received at inception of the agreements:

	2002	2001	2000

Upfront payment classified as deferred revenue	$9,831	$10,534	$—
Less revenue recognized in the year	1,054	703	—

Deferred revenue balance at December 31	8,777	9,831	—
Less deferred revenue — current portion	1,053	1,053	—

Deferred revenue — long-term	$7,724	$8,778	$—

Under the terms of the agreements related to funding of clinical research and development activities, the parties agreed to equal co-funding of eligible clinical research and development costs related to obtaining regulatory approval in North America. Research and development costs incurred to obtain regulatory approval outside of North America are the sole responsibility of Merck. The Company and Merck reconcile joint research and development costs on a quarterly basis, and when it results in funding payments to the Company, the Company records such non-refundable amounts as contract research and development revenue. When the reconciliation results in funding payments to Merck, the Company will record such non-refundable amounts as research and development expense.

For fiscal 2002, the Company has recognized in revenue $3,967 (2001 — $4,851; 2000 — nil) of non-refundable funding from Merck.

Under the terms of the agreements related to product supply, marketing, and distribution, the Company is responsible for product manufacturing and product supply for all territories whereas the Company and Merck are jointly responsible for sales, marketing, and distribution in North America. The Company will receive royalties from Merck related to product sales outside North America, whereas the Company and Merck will share equally in net revenues from product sales in North America after deductions for marketing and manufacturing costs (including third party royalties).

Marketing and business development costs include the Company’s equal share of co-funded North American marketing and prelaunch activities as well as internal costs to develop a marketing capability. The parties reconcile these joint marketing and business development expenditures on a quarterly basis, and when such reconciliation results in funding payments to Merck, the Company records such non-refundable amounts as marketing and business development expense.

Under a letter of undertaking dated May 3, 2001, both parties have agreed to mutually indemnify each other for any withholding tax liability arising from payments under the agreements. It is the understanding of the Company that payments under the agreements should not be subject to withholding taxes, which would otherwise constitute a tax liability of $1.2 million. There is no further recourse from third parties for payment of this amount, which has not been recorded in the financial statements as at December 31, 2002. Any tax liability assessed in the future will be recorded as it becomes determinable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	COST REDUCTION INITIATIVE

On October 10, 2002, the Company announced a cost reduction program in order to focus its energy and resources primarily on its two lead product candidates, Theratope and BLP25. The Company suspended all early stage discovery research programs, downsized its U.S. operations, and reduced associated administrative functions. As a result of these strategic decisions, 51 positions, or 30 percent of the workforce, were eliminated. In total, the Company recorded restructuring costs of $2,506 (2001 – nil; 2000 – nil) for the year ended December 31, 2002, of which $1,941, $145 and $420 have been reported as research and development, general and administrative, and amortization of capital assets respectively in the consolidated statement of operations.

The following table provides details of the restructuring costs for the year ended December 31, 2002.

		Cumulative Drawdowns		Accrued Restructuring
	Restructuring			Costs as at
	Costs	Cash	Non-Cash	December 31, 2002

Workforce reduction	$1,435	$912	$—	$523
Facility and future lease costs	632	—	—	632
Capital asset impairment writedown (Note 4)	420	—	420	—
Other	19	17	—	2

	$2,506	$929	$420	$1,157

12.	INVESTMENT AND OTHER INCOME

Included in investment and other income is a net foreign exchange (loss) gain of ($208) (2001 — $736; 2000 — $49).

13.	INCOME TAX BENEFIT

The Company’s consolidated income tax position comprises tax benefits and provisions arising from the respective tax positions of its taxable entities.

A reconciliation of the income and large corporations tax benefit (provision) at the Canadian statutory rate to the benefit (provision) at the effective rate is as follows:

	2002	%	2001	%	2000	%

Recovery of income taxes based on statutory rates	$12,305	39.2	$16,424	42.1	$20,225	44.6
Tax benefit of losses not recognized in financial statements	(12,305)	(39.2)	(16,424)	(42.1)	(20,225)	(44.6)
Benefit from sale of subsidiary tax losses	353	1.1	533	1.3	438	1.0
Large corporations tax	(44)	(0.1)	(209)	(0.5)	(10)	—
Other	(18)	(0.1)	—	—	—	—

	$291	0.9	$324	0.8	$428	1.0

At December 31, 2002, the Company has accumulated non-capital losses for Canadian income tax purposes of nil that can be used to offset taxable income in future periods. The Company also has unclaimed federal investment tax credits of $16,710 (2001 — $15,829) that expire in fiscal years 2008 through 2012. Biomira has available capital cost allowance pools of $4,372 (2001 — $4,794) for deduction against federal tax and $824 (2001 — $1,678) for provincial tax. Canadian scientific research and experimental development expenditures of $107,503 (2001 — $91,758) for federal purposes and $51,104 (2001 — 46,885) for provincial purposes are available as well to offset income in future periods. These expenditures may be utilized in any period and may be carried forward indefinitely. The Company also has capital losses of $23,264 (2001 — $23,558) that can be carried forward indefinitely to offset future capital gains.

The Company has accumulated net operating losses in the United States of $55,753 (2001 — $53,669) for federal purposes and $32,654 (2001 — $24,446) for state purposes, some of which are restricted pursuant to Section 382 of the Internal Revenue Code, and which may not be available entirely for use in future years. These losses expire in fiscal years 2003 through 2017. During 2002, the Company sold New Jersey State operating loss carry forwards and research and development tax credits, resulting in the recognition of a tax benefit of $353 (2001 — $533; 2000 — $438). The Company also has federal research and development and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	INCOME TAX BENEFIT (continued)

New Jersey general business tax credit carry forwards of $1,435 (2001 — $1,122) and $886 (2001 — $808), respectively, that will expire in fiscal years 2009 through 2017, if not utilized. There are no capital losses for federal or state purposes available for carry forward to offset future capital gains.

The benefit from these items has not been recognized in the financial statements except to the extent sold, as a full valuation allowance has been recorded. The losses and credits of other subsidiaries have not been included as their tax effect on the consolidated results are immaterial due to the low tax rates in those jurisdictions.

14.	CONTINGENCIES AND COMMITMENTS

Royalties

In connection with the issuance of the Class A preference shares (Note 7), the Company has agreed to pay a royalty in the amount of 3% of the net proceeds of sale of any products sold by the Company employing technology acquired in exchange for the shares.

On September 2, 1999, the Company entered into an Option Agreement with Chiron Corporation (Chiron) in which the Company agreed to acquire Chiron’s rights and obligations related to a vaccine jointly developed by the two companies, subject to certain terms and conditions. On June 29, 2000, the Company exercised its option to terminate the collaboration agreement. As part of the termination agreement, Biomira paid Chiron U.S. $2,250 on June 30, 2000. An additional payment of U.S. $3,250 will be payable to Chiron upon commercial launch of the vaccine in the United States. No further obligation exists under either agreement.

Pursuant to various license agreements, the Company is obligated to pay royalties based both on the achievement of certain milestones and a percentage of revenues derived from the licensed technology.

In addition, the Company is committed to aggregate payments of U.S. $900 (payable quarterly in the amount of U.S. $150 with the next payment due March 1, 2003) in exchange for an exclusive worldwide license of technology, including the right to grant commercial sublicenses to third parties. The Company must also pay a royalty on any payments received from collaborative agreements related to this technology.

Employee benefit plan

Under a defined contribution plan available to permanent employees, the Company is committed to matching employee contributions up to limits set by the terms of the plan as well as limits set by the Canadian and U.S. tax authorities. In 2002, the Company’s matching contributions to the plan totaled $289 (2001 — $336; 2000 — $276). There were no changes to the plan during the year.

Legal proceedings

In conjunction with the sale of its investment in HealthVISION Corporation effective February 11, 1994, the Company provided specific and general representations and warranties to the purchaser. These representations expired at various dates to 1998. On January 31, 1996, the purchaser filed a statement of claim against the Company pursuant to these representations and warranties in the net amount of $1,447 and a claim for punitive damages in the amount of $1,000. The Company filed a statement of defence on February 16, 1996, and discovery of representatives from both companies has taken place subsequent to this date. No other significant legal proceedings have occurred and the Company is of the opinion that there will be no material liability arising from these claims. Any significant liability payable by the Company arising from these claims will be recorded in the period in which the amount of the liability is determined.

15.	NET CHANGE IN NON-CASH BALANCES FROM OPERATIONS

	2002	2001	2000

Accounts receivable	$194	$(989)	$838
Prepaid expenses	(28)	(17)	167
Accounts payable and accrued liabilities	(5,419)	4,838	5,242
Deferred revenues	(1,054)	9,831	—

	$(6,307)	$13,663	$6,247

Included in accounts receivable is an amount of $15 (2001 — nil; 2000 — nil) related to non-cash proceeds from disposals of capital assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	FINANCIAL INSTRUMENTS

Financial instruments consist of short-term investments and accounts receivables that will result in future cash receipts, as well as accounts payable and accrued liabilities, capital lease obligation, and redeemable preference shares that require future cash outlays.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company monitors the credit risk and credit standing of counterparties on a regular basis and deals with a small number of companies which management believes are reputable and stable. Restricting its portfolio to investment grade securities, and diversifying its investments across industries, geographic regions, and types of securities mitigate the Company’s exposure to concentration of credit risk.

Financial risk

Financial risk is the risk to the Company’s earnings that arises from volatility in interest and foreign exchange rates. The Company has exposure to interest income risk through its investments in fixed-income securities which are sensitive to interest rate fluctuation.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian and U.S. currencies, and to a lesser extent, in certain European currencies. Since the Company earns a significant portion of its revenues in U.S. dollars, settling foreign denominated obligations out of cash flows in the same currencies wherever possible mitigates its foreign exchange exposure. Although the Company is exposed to foreign exchange risk through its holdings of cash and investments in U.S. dollars, it has considered, but does not use at this time, derivative instruments to manage such exposure.

Short-term investments

The fair values of short-term investments are assumed to be equal to their market value. These values are based upon quoted market prices.

Accounts receivable and accounts payable and accrued liabilities

The carrying amounts of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Capital lease obligation

The estimated fair value of the capital lease obligation is based on the present value of expected future cash flows discounted using an estimate of the Company’s current borrowing rate.

Class A preference shares

The fair values of the Class A preference shares are assumed to approximate the carrying value, due to the fact that their realizable value is contingent upon meeting future profitability thresholds which cannot be determined with any certainty at this time.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair values

The estimated fair values of financial instruments are as follows:

	2002		2001

	Fair	Carrying	Fair	Carrying
	value	amount	value	amount

Assets
Cash and cash equivalents	$8,507	$8,507	$22,789	$22,789
Short-term investments	29,153	28,682	62,992	62,343
Accounts receivable	1,207	1,207	1,386	1,386

Liabilities
Accounts payable and accrued liabilities	8,580	8,580	13,999	13,999
Capital lease obligation	279	265	535	496

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) that differ in some respects from those used in the United States (U.S. GAAP). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile and explain its financial results for significant differences between Canadian and U.S. GAAP.

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Business acquisition

Under U.S. GAAP, the acquisition of Biomira USA Inc. (formerly OncoTherapeutics, Inc.) in 1995 would be valued at the stock market price of the shares issued at the date of closing. Under Canadian GAAP, the acquisition was valued at the fair value of the net assets acquired at the time the agreement was negotiated. The effect of these differences is that under U.S. GAAP the value of the net shares issued would be higher by $3,142, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, the research and development acquired would be expensed on the date of acquisition, whereas under Canadian GAAP it must be deferred and amortized.

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the Company’s performance is unrealized holding gains and losses on available-for-sale short-term investments (as described below). There is no concept similar to comprehensive income under Canadian GAAP.

Short-term investments

Under U.S. GAAP, SFAS No. 115 requires that available-for-sale short-term investments be reported at fair value, with unrealized holding gains and losses excluded from earnings and reported in comprehensive income and also as a net amount in accumulated other comprehensive income until realized. Canadian GAAP requires that these investments be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations.

As at December 31, 2002, an unrealized holding gain of $471 (2001 — $649; 2000 — $644) included in the consolidated balance sheets and statements of comprehensive (loss) income for U.S. GAAP has not been recorded under Canadian GAAP.

In 1999, for Canadian GAAP purposes, the Company recorded a provision for unrealized holding losses of $332 in the consolidated statements of operations. Under U.S. GAAP, this amount has been excluded from the consolidated statements of operations and included in the consolidated statements of comprehensive (loss) income. This loss is realized in the consolidated statements of operations as the underlying investments are liquidated, and the consolidated statements of comprehensive (loss) income are adjusted accordingly. In 2002, the Company realized a loss of $37 (2001 — $93; 2002 — $187).

At December 31, 2002, the composition of available-for-sale short-term investments, classified by maturity from date of issue, is as follows:

	At Cost	At Market

Maturing within 1 year	$9,771	$9,771
Maturing within 1 to 5 years	18,911	19,382

	$28,682	$29,153

Convertible debentures

Under U.S. GAAP, the proceeds from the convertible debentures issued in 2001 totaling $18,844, net of issue costs of $1,412, and net of the fair value of $3,338 attributed to warrants, are recorded as a liability. Accordingly, the Company recorded accretion charges, amortization of debt issue costs, and interest in the amount of $4,257 (2001 — $614; 2000 — nil) in the consolidated statements of operations. Accretion and amortization were charged to income from the date of issue of the debentures. Under Canadian GAAP, the convertible debentures are presently as equity. Accretion, amortization and interest are charged to equity. Accretion and amortization charges commenced on the date that the Company began making principal repayments.

As a liability instrument under U.S. GAAP, the convertible debentures have been translated at the current foreign exchange rate in effect as at the balance sheet date, resulting in an unrealized translation gain (loss) of $206 (2001 — ($295)) in the consolidated statement of operations. Under Canadian GAAP, the debentures are translated at the historical exchange rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

For U.S. GAAP purposes, the fair value of the convertible debentures at December 31, 2002, is $8,397 (2001 — $23,320) and has been determined by discounting the expected future cash flows of these convertible debentures at current rates for debt instruments with similar terms.

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of the warrants issued in connection with the 1999 Common Stock Purchase Agreement (CSPA) (Note 7b) and the convertible debentures (Note 9) would be recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures respectively, with the offset to additional paid-in capital. At the time of issuance, the fair value of the CSPA warrants and the convertible debenture warrants was $315 and $3,338 respectively. Canadian GAAP has no concept similar to that of additional paid-in capital.

Stock-based compensation

Under U.S. GAAP, SFAS No. 123 recommends that stock-based compensation plans be accounted for using a fair value methodology. As permitted by the statement, the Company has elected to continue measuring compensation expense using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Election of this method requires pro forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994. Under Canadian GAAP, pro forma disclosure of compensation expense for awards granted on or after January 1, 2002 has been provided.

	2002	2001	2000

Net loss to common shareholders — U.S. GAAP	$35,393	$39,681	$45,106
Compensation expense under SFAS No. 123	4,333	3,868	3,057

Pro forma net loss to common shareholders — U.S. GAAP	$39,726	$43,549	$48,163

Pro forma basic and diluted loss per share — U.S. GAAP	$0.75	$0.85	$0.99

The weighted-average assumptions presented below are used in the Black-Scholes option-pricing model to calculate the fair value of options granted during the current year.

	2002	2001	2000

Dividend rate	0%	0%	0%
Annualized volatility	95.42%	77.91%	79.39%
Risk-free interest rate	3.97%	4.31%	5.91%
Expected life of options in years	3.3	6.0	6.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The effect of the above differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements is set out below:

Consolidated Balance Sheets

	2002	2001

Short-term investments (as reported)	$28,682	$62,343
Effect of SFAS 115	471	649

Short-term investments — U.S. GAAP	$29,153	$62,992

Convertible debentures — liability portion (as reported)	$—	$—
Convertible debentures presented as liability	7,614	18,868
Accretion and amortization of debt issue costs	—	369
Unrealized foreign exchange loss on translation	35	295

Convertible debentures — liability portion — U.S. GAAP	$7,649	$19,532

Share capital (as reported)	$328,537	$323,597
Shares issued for business acquisition	3,142	3,142
Warrants issued in connection with August 31, 1999 CSPA	(315)	(315)

Share capital — U.S. GAAP	$331,364	$326,424

Convertible debentures — equity portion (as reported)	$10,952	$22,206
Warrants issued in connection with convertible debentures accounted for as additional paid-in capital	(3,338)	(3,338)
Convertible debentures presented as liability	(7,614)	(18,868)

Convertible debentures — equity portion — U.S. GAAP	$—	$—

Additional paid-in capital (as reported)	$—	$—
Warrants issued in connection with convertible debenture	3,338	3,338
Warrants issued in connection with August 31, 1999 CSPA	315	315

Additional paid-in capital — U.S. GAAP	$3,653	$3,653

Deficit (as reported)	$(326,101)	$(290,116)
Shares issued for business acquisition	(3,142)	(3,142)
Adjustment for provision for unrealized loss on short-term investments recorded under Canadian GAAP	15	52
Unrealized foreign exchange loss on translation of convertible debentures	(35)	(295)
Accretion and amortization of debt issue costs	—	(369)

Deficit — U.S. GAAP	(329,263)	(293,870)
Accumulated other comprehensive income	456	597

Deficit and accumulated other comprehensive income — U.S. GAAP	$(328,807)	$(293,273)

Shareholders’ equity (as reported)	$22,289	$64,588
Effects of SFAS 115 (net)	471	649
Unrealized foreign exchange loss on translation of convertible debentures	(35)	(295)
Accretion and amortization of debt issue costs	—	(369)
Convertible debentures presented as a liability	(7,614)	(18,868)

Shareholders’ equity — U.S. GAAP	$15,111	$45,705

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Operations

	2002	2001	2000

Net loss from operations (as reported)	$(31,359)	$(38,679)	$(44,919)
Effects of SFAS 115		—	—
Reclassification adjustment — realized loss on short-term investments	(37)	(93)	(187)
Unrealized foreign exchange gain (loss) on translation of convertible debentures	260	(295)	—
Interest expense, accretion and amortization of debt issue costs on convertible debentures	(4,257)	(614)	—

Net loss — U.S. GAAP	$(35,393)	$(39,681)	$(45,106)

Consolidated Statements of Comprehensive (Loss) Income

	2002	2001	2000

Net loss — U.S. GAAP	$(35,393)	$(39,681)	$(45,106)
Effects of SFAS 115	471	649	644
Reclassification adjustment — realized loss on short-term investments	37	93	187

Comprehensive loss — U.S. GAAP	$(34,885)	$(38,939)	$(44,275)

Loss per Common Share

	2002	2001	2000

Canadian GAAP
Basic and diluted loss per share	$0.68	$0.75	$0.93

U.S. GAAP
Basic and diluted loss per share	$0.67	$0.77	$0.93

New accounting standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards.

U.S. Standards

In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and is effective for fiscal years beginning after June 15, 2002. The Company has concluded that this statement will not have any significant effect on its results of operations or financial position.

In April 2002, the FASB issued Statement No. 145 Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). Among other things, SFAS 145 rescinds both SFAS No. 4 Reporting Gains and Losses from Extinguishment of Debt and the amendment of SFAS No. 4, and SFAS No. 64 Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS 145 is effective for financial statements issued after May 15, 2002. The Company has concluded that adoption will not have any effect on the Company’s results from operations or financial position.

In June 2002, the FASB issued Statement No. 146 Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which is effective for exit or disposal activities after December 31, 2002. Under SFAS 146, liabilities arising from exit or disposal activities are recognized only when incurred, and measured at their fair value. Adoption of this standard is not expected to have a material effect on the Company’s results from operations or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

In November 2002, the FASB issued FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Initial recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The Company does not expect that adoption of this standard will have a material impact on its results from operations or financial position.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123 (SFAS 148). This amendment provides alternative methods of transition for a voluntary charge to the fair value-based method of accounting for stock-based employee compensation, and amends disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method adopted for stock compensation accounting and its effect on reported results. The Company’s consolidated financial statements currently comply with the disclosure requirements of SFAS 148.

Canadian Standards

In 2002, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13), which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after July 1, 2003. The Company does not expect that adoption of this guideline will have a material impact on its results from operations or financial position.

In 2002, the CICA issued revised Handbook section 3475 Disposal of Long-Lived Assets and Discontinued Operations. The revised standard establishes criteria for the classification of long-lived assets as “held for sale” and requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. It eliminates the previous recommendation that companies include under “discontinued operations” in the financial statements amounts for operating losses that have not yet occured. Additionally, the revised standard expands the scope of discontinued operations to include all components of a company with operations that can be distinguished from the rest of the company and will be eliminated from the ongoing operations of the company in a disposal transaction.

Section 3475 is effective for disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003. The Company does not expect the adoption of this standard to have a material impact on its results from operations or financial position.

In 2002, the CICA issued Handbook section 3063 Impairment of Long-Lived Assets, which requires that impairment of long-lived assets held for use be determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. Under Handbook Section 3063 an impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Section 3063 is effective for fiscal years beginning on or after April 1, 2003. The Company does not expect the adoption of this standard to have a material impact on its results from operations or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	SEGMENTED INFORMATION

The Company is engaged world wide primarily in the biotechnology health care industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	2002	2001	2000

Revenue from operations in
Canada	$409	$1,989	$878
United States	49	9	235
Barbados	4,410	5,047	—
Europe	436	291	—

	$5,304	$7,336	$1,113

Amortization of capital assets
Canada	$637	$945	$993
United States	712	340	262

	$1,349	$1,285	$1,255

Capital assets
Canada	$1,013	$1,210	$1,652
United States	63	992	899

	$1,076	$2,202	$2,551

The Company derives significant revenue from certain customers. The number of customers that individually account for more than 10 percent of revenue, and total revenue from transactions with those customers, are as follows:

	Number of
	Customers	Revenue

2002	1	$5,020

2001	2	7,140

2000	2	968

19.	COMPARATIVE FIGURES

Certain of the comparative figures for 2001 and 2000 have been reclassified to conform to the current year’s presentation.

Board Of Directors	Auditors

Eric E. Baker(1) President Miralta Capital II Inc. Chairman of the Board Biomira Inc.	Deloitte & Touche LLP 2000 Manulife Place 10180-101 Street Edmonton, Alberta T5J 4E4

S. Robert Blair, CC (1) Executive Chair CST Coldswitch Technologies, Inc. Sheila Moriber Katz, M.D., MBA (2) (3) Professor of Pathology and Laboratory Medicine Hahnemann University	Share Registrar And Transfer Agents Computershare Trust Company of Canada 6th Fl., Western Gas Tower 530 – 8th Avenue S. W. Calgary, Alberta T2P 3S8

Alex McPherson, M.D., Ph.D. (1)
Professor Emeritus, Faculty of Medicine
University of Alberta
President and Chief Executive Officer
Biomira Inc.

W. Vickery Stoughton (2) (3)
Chairman and CEO
Careside, Inc.	Computershare Trust Company Inc. P.O. Box 1596 Denver, CO 80201 Contacts Jane Tulloch Director, Investor Relations Ph 780.490.2812

Michael C. Welsh, QC (2) (3) President Almasa Capital, Inc.	Requests for printed investor information: ir@biomira.com Toll-Free 1.877.234.0444, ext. 277

Nancy J. Wysenski, B.Sc., MBA (4) President EMD Pharmaceuticals Inc.	Bill Wickson Manager, Public Relations and Special Assistant Ph 780.490.2818

John L. Zabriskie, Ph.D.
Director and Portfolio Company Chief Executive Officer
Puretech Ventures
Chairman, President and Chief Executive Officer, Retired
NEN™ Life Science Products, Inc.

(1) Member of Executive Compensation Committee
(2) Member of Audit Committee
(3) Member of Corporate Governance Committee
(4) Pursuant to the Collaborative Agreement with Merck
      KGaA dated May 3, 2001

Corporate Officers

Alex McPherson, M.D., Ph.D.
President and Chief Executive Officer

Robert D. Aubrey, B.Sc.
Vice President, Marketing and Sales

Guy Ely, M.D.
Vice President, Clinical and Regulatory Affairs

Thomas Facklam, Ph.D.
Vice President, Technical Operations and Quality

Edward A. Taylor, CGA
Vice President, Finance and Administration
C.F.O. and Corporate Secretary	Corporate Office

Biomira Inc.
2011-94 Street
Edmonton, Alberta, Canada
T6N 1H1

Ph 780.450.3761
Fax 780.463.0871
www.biomira.com

Stock Listing
The Company’s common shares are traded in Canada on the Toronto Stock Exchange under the trading symbol BRA and in the United States on NASDAQ under the trading symbol BIOM.

The Annual General Meeting
of shareholders of Biomira will be held at the Sheraton
Grande Edmonton Hotel, 10235-101 Street, Edmonton,
Alberta on Thursday, the 26nd day of June, 2003 at
4:00 p.m.

Information provided as of December 31, 2002.

Theratope® vaccine is a registered trademark of Biomira Inc., Edmonton, Alberta, Canada.

BIOMIRA INC.

Annual General Meeting
of Shareholders
To Be Held on June 26, 2003

(Welcome Reception with the Board – 1:00 p.m.)
(Annual General Meeting – 1:30 p.m.)

Notice of Annual General Meeting of Shareholders
And
Proxy Circular

BIOMIRA INC.

TABLE OF CONTENTS OF PROXY CIRCULAR

PROXY CIRCULAR	44
Solicitation of Proxies	44
Appointment and Revocation of Proxies	44
Voting of Proxies	44
Voting of Common Shares – Advice to Beneficial Holders of Securities	44
Voting Shares and Principal Holders Thereof	45
ELECTION OF DIRECTORS	45
EXECUTIVE COMPENSATION AND RELATED MATTERS	46
Composition of Executive Compensation Committee	46
Report of the Executive Compensation Committee	46
Objectives	46
Executive Compensation Program	46
Compensation of the President and Chief Executive Officer	47
Performance Graph	47
Directors’ Remuneration from the Corporation for the Year Ended December 31, 2002	48
Executive Officers’ Remuneration from the Corporation and Subsidiaries for the Year Ended December 31, 2002	48
Summary Compensation Table	49
Summary of Share Option Plan	49
Summary of Executive Severance Agreements	50
Share Option Grants During 2002	50
Share Options	50
Aggregated Option Exercises During the Most Recently Completed Financial Year and
Financial Year End Option Values	51
Interests of Directors and Senior Officers in Matters to be Acted Upon	51
APPOINTMENT OF AUDITORS	51
DIRECTORS’ AND OFFICERS’ INSURANCE	51
CORPORATE GOVERNANCE PRACTICES	51
AVAILABILITY OF DOCUMENTS	55
GENERAL	55
DIRECTORS’ APPROVAL	55

BIOMIRA INC.

2011 – 94 Street Edmonton,
Alberta T6N 1H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of Shareholders of BIOMIRA INC. will be held at The Sheraton Grande Edmonton Hotel, 10235 101 Street, Edmonton, Alberta on:

Thursday, the 26th day of June, 2003 at 1:30 p.m. Mountain Time

for the purpose of:

(1)	receiving the 2002 Annual Report including the financial statements for the year ended December 31, 2002, and the auditors’ report thereon;

(2)	electing directors for the ensuing year;

(3)	appointing Deloitte & Touche auditors;

(4)	transacting such other business as may properly be brought before the meeting.

Enclosed is a copy of the 2002 Annual Report, together with a Proxy Circular and a form of Proxy. It is hoped that as many shareholders as possible will be able to attend this meeting in person. Those who are unable to attend are requested to date, sign and return the enclosed form of Proxy to the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not later than 5:00 p.m. on June 24th, 2003.

DATED at Edmonton, Alberta, this 15th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Edward A. Taylor Vice President Finance & Administration, Chief Financial Officer & Corporate Secretary

BIOMIRA INC.
2011 — 94 Street Edmonton,
Alberta T6N 1H1

PROXY CIRCULAR

Solicitation of Proxies

     THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF BIOMIRA INC. (“BIOMIRA” or the “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL GENERAL MEETING (THE “MEETING”) OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by Computershare Trust Company of Canada and by regular employees of the Corporation at a cost estimated to be $1.50 plus postage per shareholder. The cost of solicitation by management will be borne by the Corporation.

Appointment and Revocation of Proxies

     The persons named in the enclosed form of proxy are directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM/HER AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours prior to the time fixed for holding the Meeting.

     A proxy given pursuant to this solicitation may be revoked pursuant to Section 148(4) of the Canada Business Corporations Act (the “Act”). A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by his attorney authorized in writing, and deposited either at the office of the Corporation being 2011 — 94 Street, Edmonton, Alberta T6N 1H1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman or secretary of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

     Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions of the shareholder as indicated on the form of proxy. If a shareholder does not specify how the shares held by such shareholder are to be voted, such shares will be voted in favour of the election of directors and the re-appointment of the auditors nominated by management. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters, which may properly come before the Meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting of Common Shares – Advice to Non-Registered Holders of Securities

     The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders do not hold Common shares in their own name. Shareholders who do not hold their Common shares in their own name (referred to in this proxy circular as “Non-Registered Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common shares can be recognized and acted upon at the Meeting. If Common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees (“Intermediaries” can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for their clients.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

a.	have received as part of the meeting materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; or

b.	less typically, be given a proxy, which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, as described above.

Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the NonRegistered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication (“ADPIC”) in Canada and ADP Investor Communications Services (“ICS”) in the United States. ADPIC and ICS typically apply a special sticker to the proxy forms or reproduce the text on its own form (either, a “voting instruction form”), mail those voting instruction forms to the NonRegistered Holders, and ask Non-Registered Holders to return the voting instruction forms to ADPIC for Canada and ICS for the United States. ADPIC and ICS then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. A Non-Registered Holder receiving a voting instruction form from ADPIC or ICS cannot use that form to vote Common Shares directly at the meeting; rather, the form must be returned to ADPIC or ICS well in advance of the meeting in order to have the shares voted.

Voting Shares and Principal Holders Thereof

     As at April 15, 2003, there were outstanding 54,454,520 Common shares in the share capital of the Corporation. Each holder of Common shares is entitled to one vote at the Meeting or any adjournment thereof, for each share registered in the holder’s name as at the close of business on April 28, 2003 (the “Record Date”). The list of shareholders is available for inspection during usual business hours at the office of Computershare Trust Company of Canada, Suite 600, 530 — 8th Avenue, S.W., Calgary, Alberta and at the Meeting.

     As at April 15, 2003, to the knowledge of the directors and senior officers of the Corporation, there were no persons or companies who beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

     If a shareholder wishes to submit to the Corporation notice of any matter that he/she proposes to raise at next year’s annual meeting of shareholders, such shareholder must do so by Friday, March 26, 2004.

ELECTION OF DIRECTORS

     Eight individuals are being proposed as directors. Each director will hold office until the next annual meeting or until his/her successor is duly elected unless his/her office is earlier vacated in accordance with the bylaws. The following table and notes thereto set out the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation now held by him/her, if any, his/her principal occupation or employment, the period or periods of service as a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, by him/her or over which he/she exercises control or direction as of the date hereof:

			Number of
			Common Shares
			Beneficially Owned,
Name and Position or Office			or Controlled, as at
With Corporation	Principal Occupation	Director Since	April 15, 2003

Eric E. Baker (1) Chairman and Director	President, Miralta Capital II Inc. (a venture capital company)	August 1985	785,183
S. Robert Blair, C.C. (1) Director	Executive Chair CST Coldswitch Technologies Inc. (a photonics company)	February 1992	5,000
Richard Jackson, PhD Director	President, Jackson Associates Inc.
(a biotechnology and pharmaceutical consulting company)
President and CEO, Chairman Board of Directors,
Emergen, Inc.
(a biotechnology company)
Senior Vice President, Research and Development, Atrix
Laboratories, Inc.
	(a biotechnology company)	New Director effective May 2003	nil

			Number of
			Common Shares
			Beneficially Owned,
Name and Position or Office			or Controlled, as at
With Corporation	Principal Occupation	Director Since	April 15, 2003

Sheila Moriber Katz, MD, MBA(2)(3) Director	Professor of Pathology and Laboratory Medicine Hahnemann University	June 1997	20,000
T. Alexander McPherson, MD, PhD(1) President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation Professor Emeritus, University of Alberta	March 1987	59,250
W. Vickery Stoughton(2)(3) Director	Chairman and Chief Executive Officer, Careside Inc. (a research & development, medical devices company)	June 1997	19,000
Michael C. Welsh, QC(2)(3) Director	President, Almasa Capital Inc. (a venture capital company)	March 1987	3,700
Nancy J. Wysenski, BSc, MBA(4) Director	President, EMD Pharmaceuticals Inc. (a pharmaceutical research & development company)	March 2002	nil

Notes:

(1)	Member of the Executive Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of Corporate Governance Committee

(4)	Pursuant to the Collaboration Agreement with Merck KGaA dated May 3, 2001

The information as to Common shares beneficially owned or over which the directors exercise control or direction is not within the knowledge of the Corporation and has been furnished by the respective directors individually.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE AT THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS/HER SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION AND RELATED MATTERS

Composition of the Executive Compensation Committee

     The Corporation’s compensation program for all executive officers is administered by the Executive Compensation Committee of the Board of Directors which is composed of two non-employee directors (Eric Baker and Robert Blair) and the President and Chief Executive Officer. The non-employee members of the Executive Compensation Committee determine the President and Chief Executive Officer’s compensation. With respect to compensation for executive officers other than the President and Chief Executive Officer, the Committee reviews a compensation proposal prepared by the President with the assistance of the Corporation’s Human Resources staff.

Report of the Executive Compensation Committee

Objectives

     The primary objectives of the Corporation’s executive compensation program are to enable the Corporation to attract, motivate and retain outstanding individuals and to align their success with that of the Corporation’s shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual’s overall experience, responsibility and performance. Factors also to be considered are the compensation levels of similarly situated positions in the biopharmaceutical industry and other labour markets in which the Corporation competes for employees. The Director of Human Resources compares remuneration for executives of the Corporation to the remuneration for similar executives in the relevant labour markets. In the case of newly hired employees, the individual’s performance and compensation level in his or her prior position will also be a determining factor.

Executive Compensation Program

     The Corporation’s executive compensation program consists of the following elements: (a) a base salary; (b) annual incentive compensation; (c) a long-term executive retention and incentive program; and (d) other compensation, which includes medical, insurance and pension benefits generally available to employees of the Corporation.

(a)	Base Salary

     Overall compensation targets for the Corporation’s executive officers are generally determined from a review of senior managers with comparable qualifications, experience and responsibilities at other companies of comparable size in the biopharmaceutical industry and other markets in which the Corporation competes for employees. Salary data for such determination is obtained from a number of sources, including established outside independent services specializing in compensation surveys. The base salary component of the overall compensation also varies by executive based upon the appropriateness of an annual incentive component.

(b)	Annual Incentive Compensation

     The Committee has sought to provide annual incentive compensation for executive officers through variable pay arrangements. Awards are contingent upon the achievement of pre-established corporate and individual objectives.

(c)	Long-Term Incentive Compensation

     The principal method for introducing long-term incentives into the compensation plan is through the granting of stock options. These grants are designed to promote the convergence of long-term interests between the Corporation’s senior level employees and its shareholders; specifically, the value of the options granted increases or decreases with the value of the Corporation’s Common shares. In this manner, the long-term rewards for the more senior employees correspond with increases in shareholder value. The size of a particular option grant is based on the individual’s position with, and contribution to, the Corporation. The vesting period for these grants is typically four years. The Corporation’s Share Option Plan is described under “Share Option Plan”.

(d)	Other Compensation

     The value of other benefits to executive officers did not exceed 10% of any executive officer’s salary for the 2002 financial year except as described in the Summary Compensation Table.

Compensation of President and Chief Executive Officer

     The total compensation for Dr. McPherson in 2002 consisted of a base salary of $310,000 per annum. In addition, a $77,500 bonus (variable pay arrangement contingent upon the achievement of pre-established corporate and individual objectives) was paid in light of Dr. McPherson’s achievement of pre-established performance goals for 2002.

     The stage of the Corporation’s development is such that parameters like earnings per share and return on assets are inappropriate compensation measurements.

Performance Graph

     The following graph shows the cumulative shareholder return over five years of $100 invested in Common shares of the Corporation at December 31, 1997, relative to the cumulative total return on $100 invested in the S&P/TSX Composite Index (formerly TSX 300) and the Nasdaq Biotechnology Index over the same period, ending in December 2002. The Nasdaq Biotech figures are reported in U.S. dollars.

PERFORMANCE GRAPH
(See Page 48)

PERFORMANCE GRAPH

•	S&P/TSX Composite Index replaced the TSE 300 in May 2002. Data prior to May 2002 is from the TSE 300 Total Return Index and data from May 2002 is from the S&P/TSX Composite Total Return Index.

	1997		1998		1999		2000		2001		2002

Biomira Inc.		$100		$156		$184		$265		$215		$47

TSE 300 Index (1997 – 2001)		$100		$98		$130		$139		$122		—
S&P/TSX Composite Index (2002)		—		—		—		—		—		$48

NASDAQ Pharmaceutical Index	US$	100	US$	127	US$	239	US$	299	US$	254	US$	164

Directors’ Remuneration from the Corporation for the Year Ended December 31, 2002

     During 2002, there were eight directors of the Corporation. The chairman (Baker) was entitled to receive a chairman/director fee of $50,000 per annum. Two directors (Blair, Welsh) were entitled to receive directors’ fees of $10,000 per annum. Four directors (Katz, Stoughton, Wysenski, Zabriskie) were entitled to receive directors’ fees of US $10,000 per annum plus a per diem ranging from US $500 (conference call meetings) to US $1,000 (in-person meetings) for each Board meeting attended. In addition, directors who chair the Board’s committees are entitled to an additional fee of $2,000 per annum. Inside director McPherson was not entitled to receive remuneration. Seven directors (Baker, Blair, Katz, Stoughton, Welsh, Wysenski and Zabriskie) received a total of $203,538 in 2002 for remuneration as directors. Under the Corporation’s Share Option Plan, stock options may be granted as partial compensation for services as directors. The options typically vest over four years and expire after eight years. During 2002, 151,000 options were granted to outside directors. Directors were also entitled to receive reimbursement for their reasonable out-of-pocket disbursements incurred on the business of the Corporation.

Executive Officers’ Remuneration from the Corporation and Subsidiaries for the Year Ended December 31, 2002

     During 2002 there were seven executive officers of the Corporation and its subsidiaries. Total salaries and bonuses (variable pay arrangements contingent upon the achievement of pre-established corporate and individual objectives) paid to all the executive officers were $1,717,909 for the year ended December 31, 2002.

     The following table summarizes the aggregate compensation paid by the Corporation or subsidiaries in respect of the Corporation’s last three completed financial years to:

i.	the Chief Executive Officer,

ii.	the next four most highly paid executive officers who were serving as executive officers at the end of the Corporation’s 2002 financial year (the “Named Executive Officers”) whose total salaries and bonuses received in respect of the Corporation’s 2002 financial year were greater than $100,000, and,

iii.	any additional individuals for whom disclosure would have been required under (ii) above but for the fact that such individuals were not serving as officers of the Corporate at the end of the Corporation’s 2002 financial year.

Summary Compensation Table

						Long-Term
	Annual Compensation					Compensation
							Other
				Other Annual		Securities	All Other
		Salary	Bonus[1]	Compensation		Under Options	Compensation
Name and Principal Position	Year	($)	($)	($)		Granted[2]	($)[3]

T. ALEXANDER McPHERSON	2002	310,000	77,500	43,313	[4]	60,000	3,405
Chief Executive Officer	2001	275,000	140,250	—		60,000	3,801
President and Director	2000	274,817	94,403	—		60,000	3,599
THOMAS J. FACKLAM[9]	2002	220,000	22,000	50,000	[5]	60,000	10,258
Vice President	2001	205,000	81,125	—		30,000	8,974
	2000	205,000	55,500	—		30,000	5,388
EDWARD A. TAYLOR	2002	185,000	37,000	—		30,000	8,663
Vice President	2001	165,000	65,500	—		30,000	4,982
	2000	150,000	25,000	—		30,000	4,611
ROBERT D. AUBREY	2002	165,000	41,250	6,346	[6]	30,000	8,663
Vice President	2001	153,365	188,994	—		30,000	8,587
	2000	145,385	5,500	—		30,000	5,178
GUY ELY[7]	2002	150,000	22,500	—		80,000	5,600
Vice President
B. MICHAEL LONGENECKER	2002	55,000	—			—	513,889 [8]
Vice President	2001	205,000	20,500	7,885		30,000	9,562
	2000	191,155	10,000	—		30,000	5,736

Notes:

(1)	This column represents awards earned through variable pay arrangements. Awards are contingent upon the achievement of pre-established corporate and individual objectives

(2)	This column represents the number of securities under option granted in each year for the Named Executive Officer

(3)	“All Other Compensation” includes payments made for health, life insurance premiums, and payments to RRSP / 401(K) contributions

(4)	Other Annual Compensation for T. Alexander McPherson was deferred 2001 variable pay

(5)	Other Annual Compensation for Thomas Facklam was a discretionary performance award

(6)	Other Annual Compensation for Robert Aubrey was the sale of vacation days per Biomira’s flexible benefits plan

(7)	Guy Ely commenced employment with Biomira Inc. on April 1, 2002

(8)	Other Annual Compensation for B. Michael Longenecker was a retiring allowance. Retired March 31st, 2002

(9)	Thomas Facklam resigned from the company on February 28th, 2003

The Corporation furnishes other benefits to certain of its officers and other employees. The aggregate value of such benefits to each of the Named Executive Officers indicated in the table above did not exceed the lesser of $50,000 or 10% of the total salaries and bonuses noted above for the financial year ended December 31, 2002, except as disclosed in the Summary Compensation Table.

In 2002, the Corporation had no pension or other plans applicable to its Named Executive Officers beyond the Group RRSP Plan and group insurance and medical plan generally available to employees of the Corporation.

Summary of Share Option Plan

The Corporation has established a Share Option Plan, which enables it to grant share options to employees, directors, and individuals in special contract relationships. The number of Common shares reserved for issuance pursuant to the Share Option Plan is currently at a maximum of 6,400,000 Common shares. Of this amount a total of 4,470,158 options to acquire Common shares are at April 15, 2003 outstanding under this plan. The terms, conditions and limitations of options granted under the Share Option Plan are determined by the Board of Directors of the Corporation with respect to each option, within certain limitations. The exercise price per share shall be determined by the Board of Directors but shall not be less than the closing price of the Common shares on the Toronto Stock Exchange on the day prior to the day on which the option is granted. The term of each option is fixed by the Board of Directors of the Corporation when the option is granted, but may not be greater than 10 years from the date on which the option is granted. In general, the right of an optionee to exercise an option commences on the first anniversary date of the option grant and the optionee is entitled to purchase, on a cumulative basis, 25% of the optioned shares in each of the next four years. However, in certain circumstances, options are granted entitling an optionee to purchase 100% of the shares earlier than the general pattern. In the event that the Corporation’s relationship with an optionee terminates, the provisions of the Share Option Plan specify the applicable period for exercising options dependent upon the event giving rise to the termination and the position of the optionee with the Corporation. The ability of an optionee to exercise an option under the Share Option Plan may be accelerated in the event of a change of control of the Corporation. The exercise price per share is payable in full on the date of exercise.

Options granted under the Share Option Plan are not assignable. During the period January 1 to December 31, 2002, options to purchase 1,067,500 Common shares were granted under the Share Option Plan at exercise prices between $1.86 and $6.07 per share.

Summary of Executive Severance Agreements

     The Corporation has entered into severance agreements with senior executives of the Corporation who have been with the Corporation for more than two years, and upon his employment in 2002, with the Vice President, Clinical & Regulatory Affairs, Guy Ely. Each such severance agreement establishes the terms and conditions that will apply in the event of the termination of the employment of the individual concerned, which terms and conditions vary depending on the circumstances giving rise to the termination. Generally, the agreements provide for eighteen months of compensation in lieu of notice to be paid over an eighteen month timeframe, except in the case of the President, where twenty-four months compensation in lieu of notice would be paid over a twenty-four month timeframe. The vesting and exercise privileges under the Share Option Plan, upon termination of employment, are also enhanced for such individuals by virtue of the severance agreements. The agreements are based on the requirement that the senior officers covered by the agreement will not become engaged or employed by a competitor of the Corporation for a period of two years from the date of termination.

Share Option Grants During 2002

     The following table sets forth the particulars of individual grants of options to purchase Common shares of the Corporation made to each of the Named Executive Officers who were granted options during the financial year ended December 31, 2002.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

				Market Value
				of Securities
		% of Total		Underlying
	Securities	Options	Exercise of	Options on
	Under Options	Granted-in	Base Price ($/	Date of Grant	Expiration
Name	Granted1	2002	Security)2	($/Security)	Date

T. ALEXANDER McPHERSON	60,000	5.6%	2.10	2.10	03-Dec-10
THOMAS J. FACKLAM	60,000	5.6%	2.10	2.10	03-Dec-10
EDWARD A. TAYLOR	30,000	2.8%	2.10	2.10	03-Dec-10
ROBERT D. AUBREY	30,000	2.8%	2.10	2.10	03-Dec-10
GUY ELY	30,000	2.8%	2.10	2.10	03-Dec-10
	50,000	4.7%	5.28	5.28	28-Mar-10
B. MICHAEL LONGENECKER	—	—	—	—	—

Notes:

(1)	The options were granted under the Corporation’s Share Option Plan.

(2)	The exercise price of all options issued is equal to the closing price of the Common shares of the Corporation on the Toronto Stock Exchange on the day prior to the day on which the option was granted.

Share Options

     The following table sets forth the aggregate of individual share option exercises.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AND FINANCIAL YEAR END OPTION VALUES

					Value of Unexercised
			Number of Unexercised		Options In-the-Money
			Options at December 31,		Options at December 31,
	Securities		2002		2002
	Acquired	Aggregate
	On Exercise	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	Realized ($)	(#)	(#)	($)	($)

T. ALEXANDER McPHERSON	—	—	755,000	135,000	—	—
THOMAS J. FACKLAM	—	—	100,000	110,000	—	—
EDWARD A. TAYLOR	—	—	287,500	67,500	—	—
ROBERT D. AUBREY	—	—	202,500	67,500	—	—
GUY ELY	—	—	—	80,000	—	—
B. MICHAEL LONGENECKER	—	—	212,500	15,000	—	—

Notes:

(1)	The Corporation’s closing share price on the Toronto Stock Exchange at December 31, 2002 was $1.45.

Interests of Directors and Senior Officers in Matters to be Acted Upon

     None of the Corporation’s directors or senior officers, or any associate or controlled corporation of any such person, has any direct or indirect material interest in any of the matters to be acted upon at the meeting other than the election of directors or the appointment of auditors.

APPOINTMENT OF AUDITORS

     Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Deloitte & Touche LLP, Edmonton, as auditors of the Corporation. Deloitte & Touche LLP were first appointed auditors of the Corporation on February 26, 1986.

DIRECTORS’ AND OFFICERS’ INSURANCE

     Under the Corporation’s by-laws, the Corporation indemnifies its officers and directors to the extent permitted by the Canada Business Corporations Act. The Corporation has purchased insurance permitted under subsection 124(6) of that Act for the benefit of its directors and officers in respect of certain liabilities, which may be incurred by them in such capacities.

     The above-mentioned insurance provides coverage of US $1,000,000 per loss and US $1,000,000 in the aggregate for claims relating to directors’ and officers’ liability, subject to a deductible of US $250,000 per corporate loss. The Corporation has paid the annual premium of US $90,000 for the policy.

CORPORATE GOVERNANCE PRACTICES

     The mandate of the Board is to manage the business affairs of the Corporation and to act with a view to the best interest of the Corporation for the collective benefit of all the shareholders. The Board of Directors of the Corporation believes that it is important to have a committed, cohesive and effective Board with a focus on best practices in corporate governance and, to this end, established the Corporate Governance Committee. The Board’s major responsibilities are identified and expanded upon in the following table and include strategic planning, monitoring and management of the Corporation’s principal business risks, succession planning, information systems, and internal controls.

     There were four in-person meetings and five conference calls of the Board in 2002. The Board formally meets on a quarterly basis, with conference calls held if and when necessary. At all Board meetings, Directors are provided with an overview of the current status of the financial, clinical trials and research initiatives of the Corporation and are provided with an opportunity to meet with senior management. The Board also has the ability and opportunity to meet independently of management. The Board has had two meetings in 2003, with approximately six additional meetings planned for the remainder of the year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (TSX) requires complete disclosure of corporate governance practices of listed Canadian corporations. The Corporation follows the disclosure requirements as set out in the TSX Corporate Governance Guidelines for effective corporate governance, and the table below indicates how the corporate governance policies and practices of the Corporation align with the TSX Guidelines. The Corporation is also in compliance with The Nasdaq Stock Market listing requirements in relation to corporate governance.

The Board’s current governance guidelines and practices already include a number of the corporate governance reforms recently proposed in Canada and the United States. The Corporate Governance Committee and the Board continue to review the existing governance guidelines and practices and proposed governance reforms in order to implement the most effective corporate governance policies and practices for Biomira. The Board plans to adopt changes to its governance guidelines and practices as necessary to comply with the United States Sarbanes-Oxley Act of 2002 and any new rules issued by the United States Securities and Exchange Commission (SEC), The Nasdaq Stock Market, the Toronto Stock Exchange, and any other applicable securities regulatory authorities.

TSX Corporate Governance Guidelines (Sec. 474)	Biomira's Compliance Record

1. The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	The Board of Directors is elected annually to represent the interests of all shareholders and assumes responsibility for the stewardship of the Corporation. The mandate of the Board of Directors is to supervise the business and affairs of the corporation, and in light of this obligation, the Board assumes responsibility for matters such as those set out below. All key issues recommended by the TSX Guidelines are currently in place.

(a) adoption of strategic planning process	At least one Board meeting a year is specifically set aside for a substantial strategy planning session in which the Board reviews strategic options and risks and discusses strategies developed by management. The Corporation’s general strategies and the implementation thereof are discussed regularly at meetings of the Board and the Board provides guidance on the evolution of the strategic plan. Management reports to the Board on the Corporation’s progress in achieving strategic objectives.

(b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks	The Board, in its deliberations, considers the principal risks of the Corporation’s business and receives reports from management of the Corporation’s assessment and management of those risks. Management has developed a “Quick Response Plan” to ensure that management and, if necessary, the Board can respond quickly and appropriately in any situation requiring decision or action. The Audit Committee reviews and monitors insurance coverage and financial risk management activities and has implemented a process for the regular review of business risks and the systems to manage these risks, with a view to the long-term viability of the Corporation. The Board reviews and approves the Corporation’s annual capital and operating budgets.

(c) succession planning, including appointing, training and monitoring senior management	The Board and certain of its committees periodically review the Corporation’s organizational plan and structure and, in particular, review succession plans at the senior executive level. The Board has established an Executive Compensation Committee that monitors the performance of senior management.

(d) a communications policy for the corporation	The Corporation has a dedicated Investor Relations Department, reporting to the President, to ensure its compliance with regulatory reporting and disclosure obligations. The Corporation has systems in place to ensure effective communication with the public, shareholders and analysts and to receive feedback from stakeholders. Information, which is publicly disclosed, is released through newswire services, the general media, the Corporation’s web site address, the Internet, fax distribution and mailings to shareholders and interested stakeholders, as appropriate. Material documents such as the annual report, MD&A, proxy circular, annual information form and quarterly financial statements are reviewed and, where required, approved by the Board or one of its Committees, prior to disclosure. Management has established a Corporate Disclosure Committee responsible for developing, implementing and monitoring the disclosure process at Biomira. Biomira has a written disclosure policy that is updated at least annually. In consideration of the Sarbanes-Oxley Act of 2002 and the rules of the United States SEC, Biomira has established an Internal Disclosure Assessment Committee that meets at least quarterly in connection with financial disclosure and executive certification of these documents.

TSX Corporate Governance Guidelines (Sec. 474)	Biomira's Compliance Record

(e) the integrity of the corporation’s internal control and management information systems	The Board has appointed an Audit Committee of independent Directors that reviews compliance of financial reporting with accounting principles and appropriate internal controls. The Board, through the Audit Committee, regularly reviews the adequacy of the Corporation’s internal controls. Internal controls and management of information are regularly upgraded as is required for the Corporation’s continuing and evolving operations. The Corporation has written guidelines for confidentiality, security, responsible usage and etiquette on networks and computer systems in use at the Corporation. The Audit Committee meets at least quarterly with the auditors, reports to the Board prior to approval of quarterly and annual financial statements, and reviews quarterly and annual financial statements prior to release. The Audit Committee has met with the Corporation’s auditors to ensure that they understand that they are hired and remunerated by the Board (subject to shareholder approval) and that they report to the Board, through the Audit Committee. The Audit Committee and the Board have approved a written Code of Ethics for the principal executive officer and the senior financial officers of the corporation. As well, an updated general written Code of Ethics and Conduct is being developed for employees, officers and Board members.

2. Majority of directors should be “unrelated” (independent from management and free from conflicting interests)	Two of the eight persons proposed for re-election to the Board are related to the Corporation, under the TSX Guidelines. These are T. Alexander McPherson, MD, Ph.D., President and CEO of the Corporation, and Nancy J. Wysenski, BSc., MBA, President of EMD Pharmaceuticals, Inc., the U.S affiliate of Merck KGaA (with whom Biomira has a collaboration for its two lead product candidates Theratope® vaccine and BLP25 Liposomal vaccine). The remaining six persons are “unrelated.” *

3. Disclose for each director whether he or she is related, (a member of management) and how the conclusion was reached	The Board has reviewed the status of each of the proposed Directors for 2003 and determined if they are related or unrelated, as described in the TSX Guidelines*. As a result of this review, the Board determined that the only two related Directors for 2003 are T. Alexander McPherson and Nancy Wysenski. The table under “Election of Directors” sets out the principal occupation/employment of each proposed Director.

4. Appoint a committee responsible for proposing and assessing directors	In light of opportunities and risks facing the Corporation, the full Board determines what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. This information is used by the Corporate Governance Committee, (comprised solely of unrelated Directors) in developing a list of individuals they are recommending as new members for election to the Board. It is the responsibility of this Committee to annually review the credentials of nominees for election and ensure qualifications are maintained and that there is an appropriate mix of related and unrelated Directors.

5. Implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors	The Corporate Governance Committee has the responsibility for assessing the Board’s effectiveness as a whole, as well as the effectiveness of the individual members of the Board and the Board’s committees. Each Director discusses his/her contribution to the Board and its Committees annually with the Chair of the Board.

6. Provide orientation and education programs for new directors	The Corporation provides orientation briefing packages and presentations, as required, for new Directors. In addition, Board members may attend industry conferences, if requested, at the expense of the Corporation. The Board has authorized a resource person from the Corporation to assist the Corporate Governance Committee in ensuring that new requirements are being addressed and that the Board receives regular information with respect to educational programs and information of interest and importance to Board members in their governance role. Prospective new Board members are fully apprised of the contribution they are expected to make to the Board and the time commitment involved.

7. Consider appropriateness of the number of Board members to ensure maximum effectiveness. If necessary, reduce the number of directors to facilitate more effective decision-making	The Board, as presently constituted, brings together a mix of skills, background, diversity of views and independence that the Board considers appropriate for the stewardship of the Corporation.

8. Review compensation of directors in light of risks and responsibilities	The Board, through its Executive Compensation Committee, periodically reviews the adequacy and form of compensation of Directors to ensure that such compensation realistically reflects the responsibilities and risks associated with the position of Director.

9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors	The Corporation currently has three standing committees. The Audit Committee and Corporate Governance Committee are comprised solely of unrelated directors. T. Alexander McPherson is a related member on the Executive Compensation Committee but does not participate in the determination of his own compensation. His compensation is recommended by the non-employee members of the Committee. The Executive Compensation Committee does not approve executive compensation, but makes recommendations to the Board with respect thereto.

TSX Corporate Governance Guidelines (Sec. 474)	Biomira's Compliance Record

10. Appoint a Committee responsible for determining the corporation’s approach to Corporate Governance	The Board, as a whole, regularly considers corporate governance issues, in addition to the Corporate Governance Committee (comprised solely of unrelated Directors) that oversees corporate governance. The Corporate Governance Committee’s mandate is to continually develop and update responsible corporate governance practices to ensure that the Board and the Corporation comply with all regulatory recommendations and requirements for the responsible stewardship of the Corporation. The members of the Corporate Governance Committee recognize their important role and plan to increase their activity throughout 2003, to enhance shareholder value through diligent and proactive oversight and compliance with corporate governance requirements and Board responsibilities in this evolving environment.

11. Define the mandate for the Board, and	Mandates and objectives are outlined below:
the CEO. The Board should approve or develop corporate objectives, which the CEO is responsible for achieving

a) the Board of Directors position description (Sec. 474)	The Board manages the business of the Corporation for the collective benefit of the shareholders. The Board strives to meet or exceed the duties and responsibilities outlined in Section 474 of the TSX Company Manual. These include strategic planning, monitoring and management of the Corporation’s principal business risks, succession planning, and information systems and internal controls. Any responsibility, which is not delegated to senior management or a Board committee, remains with the full Board. In addition to those matters which must by law be approved by the Board, management is required to seek Board approval for major transactions including those that involve investments and expenditures above predetermined thresholds. The Board questions and scrutinizes management’s operating plans and budgets.

b) the CEO’s position description	The scope and extent of the CEO’s mandate has evolved through interaction with the Board and ongoing consultative processes with the Board. The Corporation’s strategic and long-range plan objectives constitute a mandate for the Chief Executive Officer, as well as the general mandate to maximize shareholder value. The CEO’s objectives are discussed annually with the Executive Compensation Committee. In addition, specific goals are set by the Executive Compensation Committee which are in line with the corporate goals established by management and approved by the Board.

c) corporate objectives for which the CEO is responsible for meeting	The Executive Compensation Committee reviews the CEO’s general objectives on an annual basis and reviews the corporate goals for which the CEO has responsibility. The corporate objectives are then reviewed by the full Board. The variable pay component of the compensation for the senior executives and the CEO is dependent upon their meeting corporate objectives approved by the Board and the Executive Compensation Committee.

12. Establish structures and procedures to enable the Board to function independently of management	Board independence is established through the non-executive Chairman who is the lead Director, and also through the Corporate Governance Committee, Executive Compensation Committee and the Audit Committee. Outside Directors have the ability to meet independently. In addition to receiving regular Investor Relations Reports, members of the Board are free to speak directly with the Director of Investor Relations for investor feedback, or with any employee.

13. Establish an Audit Committee with a specifically defined mandate with all members being unrelated directors	The Audit Committee has a written mandate, approved by the Board, and is comprised of unrelated Directors. The Audit Committee met six times in 2002. The mandate of the Audit Committee is:
•	monitoring audit functions and the preparation of financial statements
•	reviewing management’s actions in relation to the preparation of financial statements and the maintenance of internal controls
•	reviewing the Corporation’s financial reporting in connection with the annual audit and the preparation of financial statements
•	discussing with management the Corporation’s policies and procedures for management of risks
•	reviewing audit plans of the external auditors
•	recommending the appointment of external auditors and meeting with them independently of management
Commencing in fiscal 2003, if any significant non-audit services are required to be provided by the Corporation’s external auditors, prior authorization will be required by the Audit Committee.

14. Implement a system to enable individual directors to engage outside advisors, at the expense of the corporation	The Corporate Governance Committee considers and, if deemed appropriate, recommends to the Board for approval, the requests of individual Directors to engage outside advisors at the expense of the Corporation.

*As used in the above table, the term “unrelated Director” has the meaning given to it by the TSX Corporate Governance Guidelines – a Director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act with a view to the best interest of the Corporation, other than interests arising from shareholdings. The term “related Director” means a Director who is not an unrelated Director.

AVAILABILITY OF DOCUMENTS

     The Corporation is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file an annual information form along with certain other documentation. Copies of the following documents may be obtained on request from the Secretary of the Corporation: (i) the Corporation’s latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the comparative financial statements of the Corporation for its most recently completed financial year together with the report of the auditors and any interim financial statements of the Corporation subsequent to the annual financial statements, and (iii) the proxy circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors.

GENERAL

     The accompanying form of proxy, when properly signed, confers discretionary authority with respect to matters identified in the accompanying Notice of Annual General Meeting. The management of the Corporation is not aware of any amendments, variations or other matters to be presented for action at the meeting except as hereinbefore disclosed. All shares represented by proxies will be voted.

     All currency references herein are to Canadian dollars except where otherwise indicated.

DIRECTORS’ APPROVAL

     The contents and the sending of the Proxy Circular on behalf of management have been approved by the directors of the Corporation as of April 15, 2003 The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Edmonton, Alberta, Canada
April 15, 2003

(signed)T. Alexander McPherson, MD, PhD, President & Chief Executive Officer	(signed)Edward A. Taylor, Vice President Finance & Administration, Chief Financial Officer & Corporate Secretary

BIOMIRA INC.
2011 – 94 Street
Edmonton, Alberta T6N 1H1
PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 26, 2003
AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

     The undersigned, a shareholder of Biomira Inc. (the “Corporation”) or his attorney authorized in writing, hereby constitutes, nominates and appoints Eric E. Baker or, failing him, T. Alexander McPherson or, instead of either of the foregoing ___________________________*, the true and lawful attorney, proxy, agent and nominee of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned all of the shares of no par value in the capital of the Corporation which the undersigned would be entitled to vote at the Annual General Meeting of Shareholders of the Corporation to be held at The Sheraton Grande Edmonton Hotel, 10235 101 Street, Edmonton, Alberta on Thursday, the 26th day of June, 2003 at the hour of 1:30 p.m. (Mountain Time), and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof, and, without limiting the general authorization and power hereby given, the person above named is specifically directed to vote for or against, or refrain from voting as indicated below:

1.	To elect as directors for the ensuing year, the nominees provided for in the Corporation’s Management Proxy Circular accompanying this Proxy.
To Vote For __________ or Withhold From Voting On __________

2.	To appoint Deloitte & Touche, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation for the ensuing year.
To Vote For __________ or Withhold From Voting On __________

Any Proxy previously given with respect to the undersigned shares is hereby revoked and this Proxy may be revoked at any time prior to the exercise thereof.

This Proxy confers discretionary authority upon the Proxy to vote at the discretion of the said Proxy upon any amendments to or variations of any matters identified in the Notice of Meeting enclosed herewith or other matters that may properly be brought before the Meeting or any adjournments thereof.

THE SAID PROXY WILL VOTE THE SHARES REPRESENTED BY THIS INSTRUMENT AS DIRECTED ABOVE, AND, IF NO DIRECTION IS GIVEN, SAID PROXY SHALL VOTE IN FAVOUR OF THE MATTERS REFERRED TO ABOVE.

DATED THIS _________ DAY OF _____________________, 2003

(Please print name here)	Signature of Shareholder or his attorney authorized in writing

* A shareholder has the right to appoint a person, other than Eric E. Baker or T. Alexander McPherson, to attend and act for him and on his behalf at the Meeting. To exercise this right, insert the name of the person you wish to appoint in the space provided above and strike out the other names. Such person need not be a shareholder.

NOTE: THIS PROXY MUST BE DATED and signed by the shareholder or his attorney authorized in writing. Joint owners should each sign the instrument of Proxy and, if a shareholder is a corporation, the instrument of Proxy should be under its corporate seal or executed by an officer or attorney thereof duly authorized in writing and a copy of such authorization must accompany the Proxy. If this Proxy is not dated, it is deemed to bear the date on which it was mailed by the Corporation.

PLEASE RETURN THIS FORM, DATED AND SIGNED, IMMEDIATELY IN THE ENVELOPE PROVIDED. A PROXY WILL NOT BE VALID UNLESS THE FORM OF PROXY IS COMPLETED AND DELIVERED TO COMPUTERSHARE TRUST COMPANY OF CANADA, 9th FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS), BEFORE THE MEETING AT WHICH THE PERSON NAMED THEREIN PURPORTS TO VOTE IN RESPECT THEREOF.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: May 20, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance

Exhibit Index

Exhibit No	Description

99.1	Certification of the Company’s Chief Executive Officer under Section 906 of Sarbanes-Oxley relating to the Consolidated Financial Statements of the Company for calendar year 2002 incorporated within the Annual Report to Shareholders
99.2	Certification of the Company’s Chief Financial Officer under Section 906 of Sarbanes-Oxley relating to the Consolidated Financial Statements of the Company for calendar year 2002 incorporated within the Annual Report to Shareholders